Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated November 17, 2004

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒       Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                  No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on November 16, 2004, entitled “VODAFONE GROUP PLC INTERIM RESULTS FOR THE SIX MONTHS TO 30 SEPTEMBER 2004”.

VODAFONE GROUP PLC INTERIM RESULTS FOR THE SIX MONTHS TO 30 SEPTEMBER 2004	Embargo: Not for publication before 07:00 hours 16 November 2004

•                  Group turnover of £16.8 billion.  Mobile turnover increased to £16.4 billion, with organic growth at constant exchange rates of 6%

•                  Net organic proportionate customer additions in the half year of 7.4 million, representing annualised organic growth of 11%.  Closing proportionate customer base of 146.7 million

•                  Group operating profit, before goodwill amortisation and exceptional items, of £5.7 billion, with organic growth at constant exchange rates of 5%

•                  Earnings per share, before goodwill amortisation and exceptional items, increased by 10% to 5.28 pence.  Basic loss per share was 4.77 pence.  Loss for the period was £3.2 billion

•                  Interim dividend per share increased by 100% to 1.91 pence with the current expectation that the final dividend will also increase by 100%

•                  Share purchase programme increased from £3 billion to around £4 billion completing by March 2005, of which £1.8 billion has been expended to date

Arun Sarin, Chief Executive, commented:

I am very pleased to present a robust set of half year results demonstrating a strong overall operational performance.  Following the successful launch of 3G services, we are excited about our growth opportunities and ability to leverage global scale and scope advantages.

The strong underlying cash flows from the business and our future growth prospects have enabled a rebasing of the dividend, which has been increased by 100%, and a further increase to our share purchase programme, from £3 billion to around £4 billion, consistent with our goal of delivering superior returns to our shareholders.

Chief Executive’s Statement

Our first half results demonstrate a robust operational performance, which reflects Vodafone’s industry leading position and global footprint.

Organic revenue growth in the first half in our controlled mobile businesses was 6% and on a proportionate basis was 10%.  A key driver has been the continued strong growth in customers across many of our controlled businesses, principally the UK, Spain and Germany, as well as in Verizon Wireless, our associate business in the US, offset by weaker performance in Japan.

We continue to be excited about the future growth opportunities for our business.  We have recently launched a compelling set of new services on our 3G platform in 13 markets with a wide range of industry leading new handsets.  With new and attractive pricing for both data and voice services, Vodafone is delivering on its promise to delight the customer.  Our 3G launch gives us a market leading, differentiated customer proposition in Europe and significantly improves our competitive position in Japan.

As we announced on 10 November, we expect 3G to deliver a material benefit to our business over time and are targeting more than 10 million Vodafone live! with 3G customers in our controlled operations by the end of March 2006.

Another core focus of the Group is to leverage our scale and scope advantage through the One Vodafone programme.  In September we announced financial targets to quantify the benefits from One Vodafone.  We are targeting to realise £2.5 billion of annual pre-tax operating free cash flow in the 2008 financial year through both increased productivity and revenue enhancements.  This annual benefit is made up of cost savings of £1.4 billion and revenue based enhancements of £1.1 billion and which we expect to have a significant impact on our financial performance in the future.

In order to deliver on our 3G and One Vodafone objectives, we recently announced changes in management responsibilities and a new organisational structure.  These changes will enable us to better respond to the high expectations of our customers.  In an increasingly competitive environment, faster execution will enable us to continue to deliver benefits to our customers, our employees and our shareholders.

Overall the business is performing well and on track with our expectations at the beginning of the year.  For the full year, we expect double digit organic growth in average proportionate customers and high single digit organic growth in proportionate mobile revenue.  We still see broadly stable proportionate mobile margins, excluding the impact of stake changes in the current year, and free cash flow of around £7 billion.

Supported by strong underlying cash flow generation and strong growth prospects for the business, we have announced today a rebasing of the interim dividend to 1.91 pence per share and have increased the share purchase programme from £3 billion to around £4 billion, completing by the end of March 2005.  This is consistent with our stated intention to increase returns to our shareholders and our statement that we do not wish to delever the Group any further but wish to retain financial flexibility to pursue selective, value enhancing opportunities that may arise.

These are exciting times for Vodafone as we lead the way in delivering an enhanced customer experience that we believe will deliver superior returns for our shareholders.

Arun Sarin

GROUP FINANCIAL HIGHLIGHTS

Statutory	Six months to 30 September
	2004	2003		% change
	£m	£m	£	Organic(1)

Turnover
- continuing operations	16,796	16,081	4	7
- discontinued operations	—	818
	16,796	16,899	(1)	7

Group EBITDA, before exceptional items	6,505	6,618	(2)	6

Total Group operating profit, before goodwill amortisation and exceptional items	5,685	5,722	(1)	5

Profit on ordinary activities before taxation, goodwill amortisation and exceptional items	5,394	5,366	1
Goodwill amortisation	(7,300)	(7,651)	(5)
Net exceptional items	22	293	—
Loss on ordinary activities before taxation	(1,884)	(1,992)	(5)

Loss for the financial period	(3,195)	(4,254)	(25)

Effective tax rate before goodwill amortisation and exceptional items	28.9%	30.9%

Proportionate	Six months to 30 September
	2004	2003		% change
	£m	£m	£	Organic(1)

Turnover
- mobile telecommunications	20,711	18,675	11	10
- other operations	468	1,017	(54)
	21,179	19,692	8	10

EBITDA before exceptional items
- mobile telecommunications	8,218	7,570	9	10
- other operations	77	222	(65)
	8,295	7,792	6	10

Mobile EBITDA margin before exceptional items	39.7%	40.5%

Proportionate information is calculated on the basis described on page 33.

Cash flow information	Six months to 30 September
	2004	2003	% change
	£m	£m

Net cash inflow from operating activities	6,379	6,081	5

Free cash flow	4,300	4,641	(7)

Net debt at 30 September	(8,721)	(10,906)	(20)

Per share information	Six months to 30 September
	2004	2003	% change
	Pence	Pence

Earnings/(loss) per share
- before goodwill amortisation and exceptional items	5.28	4.78	10
- after goodwill amortisation and exceptional items	(4.77)	(6.24)	(24)

Dividend per share	1.91	0.9535	100

This results announcement contains certain information on the Group’s results and cash flows that have been derived from amounts calculated in accordance with UK Generally Accepted Accounting Principles, (“UK GAAP”), but are not themselves UK GAAP measures.  They should not be viewed in isolation as alternatives to the equivalent UK GAAP measure and should be read in conjunction with the equivalent UK GAAP measure.  Further disclosures are also provided under “Use of Non-GAAP Financial Information” on page 36.

(1)   Organic growth at constant exchange rates.  See page 37 for definitions

GROUP OPERATING HIGHLIGHTS

	Six months to / as at 30 September
	2004	2003	% change

Organic net proportionate customer additions (million)	7.4	5.7	30
Proportionate customer additions arising from stake changes (million)	5.9	(0.1)
Closing proportionate customer base (million)	146.7	125.3	17

Vodafone live! – closing customers (million)(1)	11.5	2.9

Vodafone Mobile Connect datacard
– number of datacards sold to date(1)(2)
	323,000	127,000

Partner Networks – countries	13	9

Mobile voice usage (billion minutes)	83.7	76.7	9
Non-voice services as% of service revenue	16.4%	15.5%

Mobile tangible fixed assets
– Additions (£ billion)	2.1	2.0	5
– As a percentage of mobile turnover	12.8%	12.7%

(1) On a controlled venture basis
(2) Includes in excess of 100,000 sales of Vodafone Mobile Connect 3G/GPRS datacards in the six months ended 30 September 2004 (2003: nil)

SIGNIFICANT TRANSACTIONS

The Group’s effective shareholding in Vodafone Japan increased by 28.5% to 98.2% for consideration of ¥475 billion (£2.4 billion).  The subsequent merger of certain legal entities on 1 October 2004 simplified the Group structure in Japan and, as a result, the Group’s shareholding in Vodafone Japan reduced to 97.7%.

OUTLOOK

Please see “Forward-Looking Statements” on page 35.

For the year ending 31 March 2005

The Group expects to deliver organic growth of around 10% in average proportionate mobile customers leading to high single digit growth in proportionate mobile revenue, when compared to the prior year.

Taking into account the necessary investment and costs associated with opening and operating 3G networks, as well as the effect of declines in interconnect rates, the Group expects the proportionate mobile EBITDA margin to be broadly stable compared to that achieved last year, excluding the impact of stake changes in the current year.  As a result of the above and including the impact of stake changes, most notably in Japan, the proportionate mobile EBITDA margin will be slightly lower.

Capitalised fixed asset additions are anticipated to be around £5 billion.  Depreciation and licence amortisation is expected to be around £0.7 billion higher than last year, reflecting the timing of the commercial launch of 3G services.

Free cash flow is expected to be around £7 billion.  This is lower than in the 2004 financial year due to:

•                  The inclusion in the 2004 financial year of £0.8 billion of non-recurring receipts from hedging instruments and free cash flow generated by the fixed line business in Japan prior to its disposal; and

•                  Approximately £1 billion of additional cash expenditure on fixed assets, which is mainly due to movements in capital creditors, together with higher tax payments of around £1.8 billion.

Share purchases are currently planned to be around £4 billion in the financial year, subject to maintenance of credit ratings, of which £1.8 billion had been expended at 30 September 2004.

For the year ending 31 March 2006

The Group expects to deliver high single digit organic growth in average proportionate mobile customers leading to similar growth in proportionate mobile revenue, when compared to the 2005 financial year.  The Group also expects to have over 10 million registered customers using Vodafone live! with 3G in its controlled operations by the end of March 2006.

The proportionate mobile EBITDA margin is expected to be broadly stable to that anticipated for the 2005 financial year.

Capitalised fixed asset additions are expected to be of the order of £5 billion.

These expectations for the 2006 financial year are on a UK GAAP basis.  The Group will provide guidance under IFRS on 20 January 2005.  A description of the expected significant differences between IFRS and the Group’s UK GAAP accounting policies is provided on page 22.

The section entitled “Cash Flows and Funding”, on page 21, provides information in relation to potential future dividend payments by Vodafone Italy.

Other

The section of this Interim Results press release entitled “One Vodafone” on page 18 provides additional forward- looking statements in relation to the expected future benefits of One Vodafone initiatives on operating free cash flow, revenue, capital expenditure and operating expenditure.

BUSINESS REVIEW

The Group has amended its segmental disclosure of turnover to a gross of intercompany turnover basis, rather than a net of intercompany turnover basis as previously disclosed, in order to facilitate analysis of the performance of the Group and as part of the Group’s preparations for the introduction of IFRS.  There is no impact on total Group turnover, which continues to be stated on a net of intercompany turnover basis.  In addition, a more detailed analysis of the results of the Group’s mobile telecommunications business and certain key markets has been provided, on a basis consistent with internal measures, to facilitate management’s discussion of the results.

		Six months to 30 September
		2004	2003		% change
		£m	£m	£	Organic

Turnover	Mobile telecommunications
	- Total service revenue	14,546	14,114	3	5
	- Other revenue(1)	1,817	1,592	14
		16,363	15,706	4	6
	Other operations	513	1,607	(68)
	Less: turnover between mobile and other operations	(80)	(414)	(81)
		16,796	16,899	(1)	7

Total Group operating	Mobile telecommunications	5,670	5,684	—
profit(2)(3)	Other operations	15	38	(61)
		5,685	5,722	(1)	5
Goodwill amortisation		(7,300)	(7,651)	(5)
Exceptional operating items		—	351	—
Total Group operating loss		(1,615)	(1,578)	2

Mobile telecommunications

Trading results	Voice services	12,157	11,926	2
	Non-voice services	2,389	2,188	9
	Total service revenue	14,546	14,114	3	5
	Other revenue(1)	283	164	73
	Other direct costs	(964)	(921)	5
	Interconnect costs	(2,189)	(2,102)	4
	Net acquisition costs(1)	(983)	(866)	14
	Net retention costs(1)	(883)	(721)	22
	Payroll	(1,044)	(1,006)	4
	Other operating expenses	(2,344)	(2,346)	—
	EBITDA(2)	6,422	6,316	2	5
	Depreciation and amortisation(3)	(2,314)	(1,995)	16
	Share of operating profit in associated undertakings(2)(3)	1,562	1,363	15
	Total Group operating profit(2)(3)	5,670	5,684	—	4

(1)   Turnover for the mobile telecommunications business includes revenue of £1,534 million (2003: £1,428 million) which has been deducted from acquisition and retention costs and excluded from other revenue in the trading results

(2) Before exceptional items
(3) Before goodwill amortisation See page 37 for definition of terms

GROUP RESULTS

Turnover decreased by 1% to £16,796 million in the six months ended 30 September 2004, comprising organic growth of 7%, offset by unfavourable movements in exchange rates of 4% and the effect of acquisitions and disposals of 4%, principally the disposal of Japan Telecom.  The foreign exchange impact primarily arose due to the relative strength of Sterling against the Euro and Yen compared to the prior period.

After goodwill amortisation and exceptional items, the Group reported a total operating loss of £1,615 million, compared with a loss of £1,578 million for the prior period.  The charges for goodwill amortisation, which do not affect the cash flows of the Group or the ability of the Company to pay dividends, fell by 5% to £7,300 million, principally as a result of the impact of foreign exchange movements.  Total Group operating profit, before goodwill amortisation and exceptional items, decreased by 1% to £5,685 million, with underlying organic growth of 5%, as unfavourable exchange rate movements, particularly the strengthening of Sterling against the Euro and the US Dollar, reduced this growth by 5% and the effect of acquisitions and disposals led to a further reduction of 1%.

MOBILE TELECOMMUNICATIONS RESULTS

Turnover

Turnover in the mobile telecommunications businesses increased by 4%, or 6% on an organic basis at constant exchange rates.  The increase in turnover was driven principally by organic service revenue growth, at constant exchange rates, of 5%, which improved principally as a result of growth of 8% in the Group’s average controlled customer base compared to the prior period.

Voice revenue improved by 4% on an organic basis at constant exchange rates, following an increase in total voice usage in controlled mobile businesses of 9% to 83.7 billion minutes for the six months ended 30 September 2004, offset by competitive pressures resulting in tariff reductions and lower termination rates reducing incoming revenue.

Non-voice revenue increased to £2,389 million for the six months ended 30 September 2004, or 12% on an organic basis at constant exchange rates.  Messaging revenue continued to represent the largest component of non-voice revenue.  Data revenue as a percentage of non-voice revenue increased to 26.7% compared to 25.6% for the prior period as the Group continued to drive adoption of new consumer services, such as Vodafone live!, and business offerings, including Vodafone Mobile Connect datacard and BlackBerry from Vodafone.

Other revenue increased to £1,817 million, or 12% on an organic basis at constant exchange rates.  The increase has arisen from higher levels of gross additions and upgrades in the period and revenue from non-Vodafone customers acquired as a result of the acquisition of UK service providers in the prior year.  Other revenue related to acquisition and retention activities increased to £1,534 million, or 10% on an organic basis at constant exchange rates.

Group operating profit before goodwill amortisation and exceptional items

Acquisition and retention costs, net of attributable revenue, increased by 18% to £1,866 million.  The increase was primarily driven by higher customer growth in the UK and Spain and increased investment in retention activities in the UK and Japan.  Other operating expenses as a percentage of service revenue reduced from 16.6% to 16.1% as the Group continued to realise cost efficiencies, particularly in network and IT costs.

Depreciation and licence amortisation charges increased by 16% following the commencement of 3G services in a number of the Group’s controlled mobile businesses.  Licence amortisation amounted to £204 million in the period compared to £22 million in the prior period.

The Group’s share of operating profit, before goodwill amortisation and exceptional items, in associated undertakings grew strongly, primarily due to growth at Verizon Wireless in the US.

Total Group operating profit, before goodwill amortisation and exceptional items, for the mobile businesses decreased by less than 1% to £5,670 million, with organic growth of 4%, as unfavourable exchange rate movements, particularly the strengthening of Sterling against the Euro and the US Dollar, reduced this growth by 5%.  The acquisition of service providers in the UK in the prior year increased growth by 1%.

PROPORTIONATE RESULTS

Group proportionate turnover increased by 8% to £21,179 million as a result of both organic growth and the effect of increased stakes in a number of the Group’s existing businesses, partially offset by the disposal of Japan Telecom.  In the mobile businesses, proportionate turnover grew by 11% to £20,711 million, representing organic growth of 10%.

The Group’s proportionate EBITDA margin, before exceptional items, for the mobile businesses decreased from 40.5% for the six months ended 30 September 2003 to 39.7% in the current period.  The main reasons for this decrease were the strengthening of Sterling, which has had a greater impact on the Group’s higher margin operations, the buy-out of the minority interests in Vodafone Japan in the current period and the increase in acquisition and retention costs referred to above.

MOBILE TELECOMMUNICATIONS – REGIONAL REVIEW

In October 2004, the Group announced changes to the regional structure of its operations, effective from 1 January 2005.  The following results are presented in accordance with the current regional structure.  Proforma segmental results for the new structure are provided on page 42.  The preliminary results announcement and Annual Report for the year ending 31 March 2005 will reflect the new regional structure.

UNITED KINGDOM AND IRELAND

Financial highlights		Six months to 30 September
		2004	2003	% change
		£m	£m

Turnover	United Kingdom(1)	2,563	2,167	18
	Ireland	406	383	6
	Less: intra-segment turnover	(9)	(7)
		2,960	2,543	16

Total Group operating profit(2)	United Kingdom	491	549	(11)
	Ireland	146	136	7
		637	685	(7)

United Kingdom

Trading results	Voice services	1,879	1,718	9
	Non-voice services	404	302	34
	Total service revenue	2,283	2,020	13
	Other revenue(1)	94	19
	Other direct costs	(189)	(112)	69
	Interconnect costs	(410)	(380)	8
	Net acquisition costs(1)	(186)	(117)	59
	Net retention costs(1)	(198)	(147)	35
	Payroll	(201)	(198)	2
	Other operating expenses	(339)	(299)	13
	Depreciation and amortisation(2)	(363)	(237)	53
	Total Group operating profit(2)	491	549	(11)

	EBITDA margin	33.3%	36.3%

KPIs	Closing Customers (‘000)	14,600	13,483	8
	Average monthly ARPU	£26.6	£25.1	6

(1) Turnover for UK includes revenue of £186 million (2003: £128 million) which has been excluded from other revenue and deducted from acquisition and retention costs in the trading results
(2) Before goodwill amortisation
See page 37 for definition of terms

United Kingdom

The United Kingdom market continued to be one of the most competitive in which Vodafone operates in Europe.  Nevertheless, Vodafone has been successful in attracting high value customers through differentiated products, service quality and network performance.

Turnover increased by 18% to £2,563 million, comprising underlying growth of 7% and the effect of the acquisition of a number of service providers in the prior year, including Singlepoint (4U) Limited, which contributed growth of 11%.  Growth in voice revenue resulted from an increase of 7% in the average number of customers for the six months ended 30 September 2004 compared to the prior period and the impact of service provider acquisitions.  Non-voice revenue improved to 17.7% of service revenue for the six months ended 30 September 2004 compared to 15.0% for the prior period as usage levels of messaging and other non-voice offerings, including Vodafone live!, Vodafone Mobile Connect datacards and BlackBerry from Vodafone devices, increased.  The number of Vodafone live! customers grew to 2,403,000 at 30 September 2004.

Average monthly ARPU increased compared to the prior period, driven by growth in contract ARPU.  The increase was primarily due to rising non-voice revenue and the impact of service provider acquisitions in the prior year.

Registered customers increased by 4% over the six month period to 14,600,000, compared to 1% in the six month period to 30 September 2003, demonstrating Vodafone UK’s increased focus on acquisition and retention activities and the success of new tariffs and services for the corporate and business segments.  The contract customer base was maintained at 40% of total registered customers.

In September 2004, Vodafone UK, along with the other mobile network operators, excluding the third generation operator, reduced its termination charges by approximately 30% following the publication by OFCOM, the national regulator, in June 2004 of its “Statement on Wholesale Mobile Voice Call Termination”.  The current regulation extends to 31 March 2006 and no further reduction in termination rates is anticipated during this period.

During the period an agreement was reached to provide wholesale services to BT and at the end of September 2004, 5,000 BT customers were connected to the Vodafone network under this agreement.

The UK EBITDA margin fell by 3.0 percentage points to 33.3% compared to the six months to 30 September 2003.  This is a result of increased investment in acquisition and retention activity, leading to higher levels of customer additions and equipment upgrades, and also the impact of the service provider acquisitions, which included lower margin non-Vodafone customers.  These effects are partially offset by reduced payroll costs as a percentage of turnover following the restructuring programme announced in the second half of the previous financial year.  The EBITDA margin in the current period has improved by 1.9 percentage points from the second half of the previous financial year.  Vodafone UK has launched and is executing a structured plan to drive revenue and margin growth.  The key elements of this plan are to sustainably differentiate and segment the customer base allowing more effective targeted marketing, a drive to lower costs and to position the organisation for the future.  Under the drive to lower costs, Vodafone UK is continuing to consolidate and simplify its network and customer service operations.  Support costs are also expected to be reduced.  The full benefits from this programme are expected to be realised over a number of years.

Other revenue and other direct costs have both increased as a result of non-Vodafone customers acquired as part of service provider acquisitions in the prior year.

Operating profit before goodwill amortisation was impacted by the factors above and by an increase in both depreciation and licence amortisation charges, primarily due to the commencement of 3G services towards the end of the previous financial year.

Ireland

Vodafone Ireland’s turnover increased by 11% when measured in local currency, benefiting from an increasing customer base and strong growth in voice usage.  Non-voice revenue as a percentage of service revenue was 20.0% for the six months ended 30 September 2004.  Average monthly ARPU grew from €49.2 for the six months ended 30 September 2003 to €51.4 for the six months ended 30 September 2004, predominantly a result of growth in voice revenue as Ireland continued to have the highest level of outgoing voice usage per customer in the Group’s controlled mobile businesses.  Operating profit before goodwill amortisation increased by 13% in local currency, principally driven by the increased turnover combined with improvements in operating efficiency.

Vodafone Ireland successfully maintained its market leadership with an approximate market share of 54% for the quarter ended 30 June 2004 and a closing customer base at 30 September 2004 of 1,890,000.

NORTHERN EUROPE

Financial highlights		Six months to 30 September
		2004	2003		% change
		£m	£m	£	€

Turnover	Germany(1)	2,808	2,773	1	6
	Other Northern Europe	993	988	1
	Less: intra-segment turnover	(23)	(18)
		3,778	3,743	1

Total Group operating	Germany	876	911	(4)	1
profit(2)	Other Northern Europe	771	778	(1)
		1,647	1,689	(2)

Germany

Trading results	Voice services	2,185	2,163	1	6
	Non-voice services	451	438	3	8
	Total service revenue	2,636	2,601	1	6
	Other revenue(1)	69	63	10	16
	Other direct costs	(158)	(162)	(2)	1
	Interconnect costs	(377)	(383)	(2)	3
	Net acquisition costs(1)	(166)	(166)	—	5
	Net retention costs(1)	(157)	(157)	—	5
	Payroll	(198)	(193)	3	7
	Other operating expenses	(331)	(339)	(2)	2
	Depreciation and amortisation(2)	(442)	(353)	25	31
	Total Group operating profit(2)	876	911	(4)	1

	EBITDA margin	46.9%	45.6%

KPIs	Closing Customers (‘000)	26,092	23,780	10
	Average monthly ARPU	€25.7	€26.6	(3)

(1) Turnover for Germany includes revenue of £103 million (2003: £109 million) which has been excluded from other revenue and deducted from acquisition and retention costs in the trading results
(2) Before goodwill amortisation
See page 37 for definition of terms

Germany

Vodafone is well positioned in the German mobile market.  Its customer base represented 38% of the market as of 30 June 2004, and, together with the incumbent operator which has a slightly higher market share, is significantly ahead of the other two operators.  Profitability, in local currency, has improved and Vodafone Germany’s EBITDA margin represents the highest in the market.

The average customer base for the period increased by 9%, compared to the six months to 30 September 2003, driving the 6% growth in service revenue in local currency.  Customer growth has been a result of the success of competitively priced offerings such as partner cards, which offer a second SIM card without a handset to contract customers at a low monthly cost to the customer.  For prepaid customers, connection fees have been reduced.  Vodafone Germany benefits from lower than average subsidies on both of these plans, although partner cards have had a dilutive effect on contract ARPU.  Contract bundles, first introduced in March 2004 and aimed at acquiring higher value customers, have been successful in reducing this dilutive effect.  Prepaid ARPU has also reduced following a rise in the number of lower spending customers and a fall in activity level.

Non-voice revenue increased by 8% compared to the six months ended 30 September 2003, as a marginal decline in messaging revenue and usage was offset by an 83% increase in revenue from the Group’s other data offerings, primarily Vodafone live! in the consumer segment and Vodafone Mobile Connect datacards in the business segment.  Non-voice revenue represented 17.1% of service revenue for the period compared to 16.8% for the six months ended 30 September 2003.  Vodafone Germany became the first operator in the country to offer 3G services in May 2004.  The number of Vodafone live! customers increased to 3,570,000 customers at 30 September 2004.

Control over costs has improved EBITDA margin by 1.3 percentage points over the comparable period to 46.9%.  A higher proportion of prepaid additions and lower contract subsidies, as discussed above, led to net acquisition costs increasing 5% in local currency in spite of a 10% increase in gross customer additions.  Lower loyalty scheme costs had a similar effect on net retention costs, which increased 5% in local currency on a 10% increase in gross upgrades.  Other costs remained relatively stable compared to the six months ended 30 September 2003.

The commencement of depreciation and amortisation on the 3G network and licence, following launch of services in the second half of the previous financial year, impacted operating profit before goodwill amortisation, with the licence amortisation representing the largest share of this increase.

Vodafone Germany has agreed to reduce its mobile call termination rate with Deutsche Telekom for incoming calls from Deutsche Telekom fixed lines by 23% over two years, from 14.3 eurocents per minute to 13.2 eurocents in December 2004 and to 11.0 eurocents in December 2005, subject to regulatory approval.

Other Northern Europe

Proportionate customers for the Group’s other operations in the Northern Europe region increased by 6% in the six month period to 30 September 2004.

Turnover increased marginally in spite of the strengthening of Sterling against local currencies.  Vodafone Netherlands and Vodafone Sweden reported stable turnover when measured in local currency despite competitive pressures on pricing and imposed termination rate reductions.  Vodafone Hungary continued to grow strongly, increasing turnover by 38% in local currency, as a result of an ARPU uplift and an enlarged customer base.

Operating profit before goodwill amortisation decreased, principally as a result of a decline in the profitability of Vodafone Sweden, due to significantly higher operating expenses and depreciation charges, following the continuing cost of developing the 3G network which was launched in July 2004, and increased acquisition and retention costs as competition intensified.  In the Netherlands, operating profit before goodwill amortisation increased as a result of a release of a provision, following a successful appeal reducing a fine imposed by the Dutch Competition Authority on mobile operators for a breach of the Dutch Competition Act.  The effect of this release was partially offset by a rise in customer acquisition costs.  SFR reported strong revenue growth as a result of a 7% increase in the average customer base over the prior period and improved usage of voice and non-voice services, including Vodafone live! which had 1.4 million SFR customers at 30 September 2004.  The Group’s share of the operating profit before goodwill amortisation of SFR increased following this revenue growth and an improved operating margin.

On 24 September 2004, the Group entered into a sale and purchase agreement to acquire the remaining 7.2% shareholding in Vodafone Hungary from Antenna Hungaria Rt.  The sale is due to be completed on or before 31 December 2004, subject to certain conditions.

SOUTHERN EUROPE

Financial highlights		Six months to 30 September
		2004	2003		% change
		£m	£m	£	€

Turnover	Italy(1)	2,723	2,634	3	8
	Spain	1,554	1,330	17	22
	Other Southern Europe	1,087	955	14
	Less: intra-segment turnover	(21)	(16)
		5,343	4,903	9

Total Group operating	Italy	1,127	1,113	1	6
profit(2)	Spain	397	384	3	8
	Other Southern Europe	283	232	22
		1,807	1,729	5

Italy

Trading results	Voice services	2,239	2,213	1	6
	Non-voice services	369	312	18	24
	Total service revenue	2,608	2,525	3	8
	Other revenue(1)	7	7	—	11
	Other direct costs	(146)	(143)	2	8
	Interconnect costs	(464)	(442)	5	10
	Net acquisition costs(1)	(38)	(32)	19	24
	Net retention costs(1)	(41)	(33)	24	29
	Payroll	(161)	(152)	6	11
	Other operating expenses	(310)	(301)	3	8
	Depreciation and amortisation(2)	(328)	(316)	4	8
	Total Group operating profit(2)	1,127	1,113	1	6

	EBITDA margin	53.4%	54.3%

KPIs	Closing customers (‘000)	21,686	19,982	9
	Average monthly ARPU	€30.3	€30.5	(1)

(1) Turnover for Italy includes revenue of £108 million (2003: £102 million) which has been excluded from other revenue and deducted from acquisition and retention costs in the trading results
(2) Before goodwill amortisation and exceptional items
See page 37 for definition of terms

Italy

Vodafone’s strategy in Italy is focused on gaining high value customers.  Market share, in terms of revenue, was approximately 39% for the quarter ended 31 March 2004 compared to a customer market share of approximately 36% at 31 March 2004, demonstrating the Group’s commitment to service such customers.  Market penetration levels, including the effect of customers having a SIM from more than one mobile operator, are over 100%, but excluding this effect, penetration was lower.

The increasing customer base continued to be the main driver of service revenue growth, with average customers for the period 9% higher than the comparative period.  Activity levels among the base, however, declined to 92% at 30 September 2004 from 94% at 30 September 2003, due to competition, resulting in a slightly reduced average monthly ARPU.  Revenue growth over the summer was impacted by extended promotions providing reductions in airtime charges, which have been successful in stimulating higher usage.

Improved messaging revenue represents the main proportion of the increase in non-voice revenue.  A 114% increase in revenue from the Group’s data offerings, including Vodafone live! and Vodafone Mobile Connect datacards, also contributed.  By 30 September 2004, Vodafone Italy had 1,643,000 Vodafone live! customers.

The EBITDA margin fell slightly due to higher interconnect costs as a result of increased international roaming, and increased investments in acquisition and retention activities arising from competitive pressures, though these effects have been partially offset by ongoing operational efficiencies.  Operating profit, before goodwill amortisation and exceptional items, was impacted by the same factors.

Financial highlights		Six months to 30 September
		2004	2003		% change
		£m	£m	£	€
Spain

Trading results	Voice services	1,246	1,100	13	18
	Non-voice services	180	131	37	44
	Total service revenue	1,426	1,231	16	21
	Other revenue(1)	1	1	—	(16)
	Other direct costs	(117)	(91)	29	35
	Interconnect costs	(266)	(240)	11	16
	Net acquisition costs(1)	(115)	(62)	85	94
	Net retention costs(1)	(75)	(65)	15	21
	Payroll	(66)	(71)	(7)	(3)
	Other operating expenses	(224)	(190)	18	23
	Depreciation and amortisation(2)	(167)	(129)	29	36
	Total Group operating profit(2)	397	384	3	8

	EBITDA margin	36.3%	38.6%

KPIs	Closing Customers (‘000)	10,452	9,399		11
	Average monthly ARPU	€35.4	€31.8		11

(1) Turnover for Spain includes revenue of £127 million (2003: £98 million) which has been excluded from other revenue and deducted from acquisition and retention costs in the trading results
(2) Before goodwill amortisation
See page 37 for definition of terms

Spain

Vodafone Spain delivered strong growth during the period, benefiting from changes to refocus the business on customer segmentation, improved customer satisfaction and attractive product offerings.  These measures have stimulated usage and new customer acquisitions within a very dynamic market.

In local currency, turnover increased by 22% principally following the 21% increase in service revenue, due to growth in the average customer base over the prior period and higher usage per customer.  Growth in the customer base of 8% over the six months ended 30 September 2004 has been due to a successful acquisition strategy focusing on both new customers and those transferring numbers from other networks, with the proportion of contract customers improving to 45% at 30 September 2004, compared to 43% at 31 March 2004 and 30 September 2003.  Non-voice revenue increased by 44% and represented 12.6% of service revenue for the six months ended 30 September 2004.  The rise in non-voice revenue is principally driven by messaging but also by an increase in non-messaging data revenue from service offerings such as Vodafone live! and Vodafone Mobile Connect datacard.

Average monthly ARPU increased by 11%, benefiting from the increased percentage of contract customers and higher usage by contract and prepaid customers resulting from usage stimulation initiatives and promotions.

The strong growth in the customer base has resulted in increased acquisition costs and has contributed to the decrease in the EBITDA margin by 2.3 percentage points to 36.3%.  Operating profit before goodwill amortisation was impacted by the factors above in addition to both increased depreciation and licence amortisation charges, primarily due to the commencement of 3G services in the second half of the previous financial year.

On 1 November 2004, Vodafone Spain’s termination rates were reduced by 10.5%, following guidance from the national regulator.

Other Southern Europe

Proportionate customers for the Group’s other operations in the Southern Europe region increased by 6% in the six month period to 30 September 2004.

Turnover increased by 14%, driven by strong service revenue growth, as a result of higher usage of both voice and non-voice products in all other Group subsidiaries in Southern Europe.  In Greece, service revenue increased by 18% in local currency, boosted by strong voice usage growth, a 26% increase in data revenue and a 16% increase in visitor revenue benefiting from the Olympics hosted by Athens in August 2004.  Service revenue in Vodafone Portugal increased by 15% in local currency driven by a larger customer base, growth in visitor revenue benefiting from the UEFA Euro 2004 football tournament and increased blended ARPU, partially offset by lower termination rates.

EBITDA margins also improved in these operations, following increased turnover, improved acquisition costs and controlled operating expenses, partially offset by higher interconnect costs and increased retention costs from a higher level of equipment upgrades.  Operating profit before goodwill amortisation increased, although depreciation charges were higher primarily as a result of investment in 3G networks.  The Group’s associated undertaking Mobifon obtained a 3G licence in Romania in October 2004 for $35 million (£19 million).

AMERICAS

Financial highlights		Six months to 30 September
		2004	2003		% change
		£m	£m	£	$

Total Group operating	Verizon Wireless	885	712	24	40
profit/(loss)(1)	Other Americas	—	(7)	—
		885	705	26

Proportionate	Verizon Wireless	3,433	3,102	11	24
turnover	Other Americas	—	31	—
		3,433	3,133	10

Proportionate EBITDA	Verizon Wireless	39.3%	35.7%
margin

Verizon Wireless

KPIs	Closing customers (‘000)	42,118	36,026		17
	Average monthly ARPU	$53.2	$50.6		5
	Acquisition and retention costs as a percentage of service revenue	12.3%	13.7%

(1) Before goodwill amortisation
See page 37 for definition of terms

Verizon Wireless

In a highly competitive US market, Verizon Wireless continued to outperform its competitors and ranked first in customer net additions for the six months ended 30 September 2004.  The total customer base increased by 8% over the period to 42,118,000.  At 30 June 2004, US market penetration had reached approximately 58%, with Verizon Wireless’ market share at approximately 24%.

In local currency, proportionate turnover increased by 24% over the prior period driven by the larger customer base and increasing ARPU primarily due to customers migrating to higher access price plans and growth in non-voice service revenue.  Non-voice services, such as picture messaging and “Get It Now”, contributed to a 169% increase in non-voice service revenue over the prior period.

Churn rates continued to improve and are amongst the lowest in the market despite the expansion of local number portability from the 100 largest metropolitan service areas to a nationwide basis on 24 May 2004.  The low churn rate is attributable in part to the quality and coverage of Verizon Wireless’ network and the success of retention programmes such as the ‘Worry Free Guarantee’, which includes the ‘New Every Two’ plan.

The proportionate EBITDA margin increased by 3.6 percentage points to 39.3%, which reflects increased cost efficiencies.  Verizon Wireless has achieved sustained cost containment through the reduction of interconnect and leased line rates as well as other operating expenses efficiencies.  In local currency, the Group’s share of Verizon Wireless’ operating profit before goodwill amortisation increased by 40%.

Verizon Wireless is expanding its BroadbandAccess service nationally.  Powered by its Evolution-Data Optimized wide-area network, the service is currently available in more than 14 major metropolitan areas and 24 airports with the expansion on target to cover one third of Verizon Wireless’ network by the end of 2004.

Additionally, Verizon Wireless continued to acquire spectrum, which enables network capacity expansion to meet customers’ growing demand for services.  Agreements reached include the purchase of spectrum in New York City, Arkansas, 62 markets in Western and Midwestern states and, in November 2004, all of NextWave’s PCS spectrum licences, which cover 23 markets across the country.

Other Americas

The Group disposed of its stake in the Mexican mobile operator Grupo Iusacell during the previous financial year.

ASIA PACIFIC

Financial highlights		Six months to 30 September
		2004	2003		% change
		£m	£m	£	¥

Turnover	Japan(1)	3,689	3,974	(7)	(3)
	Other Asia Pacific	541	492	10
	Less: intra-segment turnover	(3)	(2)
		4,227	4,464	(5)

Total Group operating	Japan	454	672	(32)	(29)
profit(2)	Other Asia Pacific	80	64	25
		534	736	(27)

Japan

Trading results	Voice services	2,239	2,466	(9)	(5)
	Non-voice services	606	680	(11)	(7)
	Total service revenue	2,845	3,146	(10)	(5)
	Other revenue(1)	11	9	22	29
	Other direct costs	(119)	(212)	(44)	(41)
	Net acquisition costs(1)	(322)	(346)	(7)	(3)
	Net retention costs(1)	(320)	(223)	43	50
	Interconnect costs	(250)	(266)	(6)	(1)
	Payroll	(111)	(89)	25	30
	Other operating expenses	(710)	(766)	(7)	(3)
	Depreciation and amortisation(2)	(570)	(581)	(2)	3
	Total Group operating profit(2)	454	672	(32)	(29)

	EBITDA margin	27.8%	31.5%

KPIs	Closing Customers (‘000)	15,123	14,540		4
	Monthly average ARPU	¥6,279	¥6,968		(10)

(1) Turnover for Japan includes revenue of £833 million (2003: £819 million) which has been excluded from other revenue and deducted from acquisition and retention costs in the trading results
(2) Before goodwill amortisation
See page 37 for definition of terms

Japan

Vodafone continued to face challenging market conditions in Japan, primarily due to the strength of competitor offerings that limited the Group’s ability to compete effectively in the 3G market in the period.  Future improvements to the handset range are expected to put Vodafone in a more competitive market position.

Turnover for the six months ended 30 September 2004, compared to the prior period, has declined marginally in local currency, with a decrease in service revenue offset by an increase in equipment and other revenue.  The loss of higher value customers and the impact of price plans introduced in October 2003, which were subsequently revised in July 2004, led to the reduction in monthly average ARPU for the current period, which in turn contributed to the 5% decrease in service revenue.  Equipment and other revenue improved by 6% in local currency due to a higher level of upgrade activity following a reduction in prices of 2.5G handsets, which outweighed lower acquisition revenue from lower gross connections.

Vodafone Japan’s customer base increased by 1% over the six months, but its market share of 18.1% at 30 September 2004 was marginally lower than at 31 March 2004, the primary reason for which was the lack of a competitive 3G customer proposition.  This included the lack of suitable 3G handsets available for the Vodafone W-CDMA network, compared with the range available through other operators using different 3G technologies, which, amongst other factors, has limited Vodafone Japan’s ability to compete effectively in the 3G market.  Vodafone Japan held approximately 1% of the customers in the 3G market at 30 September 2004.  Seven new 3G handsets are to be introduced for the winter sales season this year, which are expected to improve Vodafone’s market position.

As a result of the competitive pressures, there has been a strong focus on customer retention, which has depressed the EBITDA margin, though this effect was partially offset by a decrease in other direct costs, following reductions in provisions for slow moving handset stocks, and operational efficiency.  Payroll costs were 30% higher than the comparative period, principally as a result of charges associated with a voluntary redundancy programme, which is part of the transformation plan discussed below.  Operating profit before goodwill amortisation also fell due to these factors.

An ongoing transformation plan is expected to improve Vodafone Japan’s performance and competitive position in the market.  This is focusing on cost reductions through leveraging the Group’s global scale and scope, improving the efficiency of the distribution structure, enhancing customer propositions, including new product offerings, focusing on business customers and refining the organisational structure to ensure Vodafone Japan is more agile and commercially driven.  In most areas of the plan, positive results are expected in the next financial year, though good progress has been achieved in the consolidation of the regional structure and cost reductions.

The Group has announced the appointment of Shiro Tsuda as the next President and Chief Executive Officer of Vodafone Japan with effect from 1 December 2004.  Formerly Senior Executive Vice President at NTT DoCoMo, Inc., Shiro Tsuda brings considerable experience of the mobile telecommunications industry, together with an extensive knowledge of the Japanese business and consumer markets.

During the period, the Group increased its effective shareholding in Vodafone K.K. to 98.2% and its stake in Vodafone Holdings K.K. to 96.1% for a total consideration of £2.4 billion.  On 1 October 2004 the merger of Vodafone K.K. and Vodafone Holdings K.K. was completed.  The Group has a 97.7% stake in the merged company, Vodafone K.K.

Other Asia Pacific

Proportionate customers for the Group’s other operations in the Asia Pacific region, including the Group’s share of China Mobile’s customers, which is accounted for as an investment, increased by 19% over the six month period.

Turnover increased by 10%, driven primarily by Vodafone New Zealand, resulting from a larger customer base and higher service revenue, particularly non-voice revenue.  Vodafone Australia also experienced good turnover growth despite intense competitor activity.  The profitability of Vodafone Australia improved significantly, due largely to changes in the handset subsidy model and business structure.  Vodafone New Zealand’s margins also improved due to operational efficiencies.

In August 2004, Vodafone Australia announced an agreement with another telecommunications carrier to share 3G network equipment, which is expected to culminate in the launch of 3G services in the next financial year.  Vodafone New Zealand is also expected to launch 3G services in the next financial year.

China Mobile, in which the Group has a 3.27% stake, became the first overseas-listed telecommunications carrier to cover all Chinese provinces following the purchase of further state-owned companies during the period.  Its customer base grew by 29% over the six month period to 194,382,000 at 30 September 2004, including 26,831,000 from acquisitions.  ARPU continued to fall with the increase in lower usage customers as penetration in China increased.

MIDDLE EAST AND AFRICA

Financial highlights	Six months to 30 September
	2004	2003	% change
	£m	£m

Turnover	177	159	11
Less: intra-segment turnover	—	—
	177	159	11

Total Group operating profit(1)	160	140	14

(1) Before goodwill amortisation
See page 37 for definition of terms

In local currency, Vodafone Egypt’s turnover increased by 28%, driven mainly by strong customer growth, and increased non-voice and visitor revenue.  The reported results were, however, affected by the continued weakness of the Egyptian Pound against Sterling.  New prepaid tariffs were launched in Egypt in June 2004 aimed at increasing penetration.

On 2 September 2004, an agreement was entered into with Telecom Egypt under which it will acquire a 16.9% stake in Vodafone Egypt from the Group, reducing the Group’s stake to 50.1%.  This transaction is subject to a number of conditions precedent and is expected to be completed within the year.

The Group’s associated undertakings in the Middle East and Africa Region improved their performance compared to the prior period.  Vodacom continued to grow both in South Africa and internationally through its interests in the Democratic Republic of the Congo, Lesotho, Mozambique and Tanzania.  Its customer base increased by 3,762,000 over the period, including 2,141,000 customers in its international subsidiaries which were previously excluded from the Group’s reported customer base, bringing the total venture customers at 30 September 2004 to 13,487,000.  ARPU declined as penetration continued to rise.  Safaricom, in Kenya, increased its customer base by 26% and improved its profitability.

Global Services

Vodafone live!

Vodafone live!, the Group’s integrated messaging and multimedia content service, is now available in 20 markets, comprising 14 markets in which the Group has a controlling interest in its network operator, 3 markets of Group associates and 3 markets of Partner Networks.  Total venture Vodafone live! customers on controlled networks increased to 11.5 million at 30 September 2004, with an additional 1.8 million customers connected in the Group’s associated companies, plus 13.0 million Vodafone live! customers in Japan following the rebranding of its J-Sky service to Vodafone live! in October 2003.  Vodafone live! was launched during the first half of the financial year in the Group’s Partner Networks in Austria, Croatia and Slovenia.  In November 2004, the Group reached an agreement with Vodacom to introduce Vodafone live! to the South African market in early 2005.

The customer experience in the Vodafone live! mobile internet portal has also been improved.  Search functionality has been improved, and games, sport and other information content services have all been enhanced in line with customer feedback.  By focusing its resources in supporting handset development, the Group is delivering on its strategy to offer a wider range of Vodafone live! handsets with enhanced functionality, with the range increasing from 21 in April 2004 to 55 with the launch of Vodafone live! with 3G.

Vodafone live! with 3G

Vodafone live! with 3G services were introduced in eight European markets, including the Group’s associated undertaking in France, during the first half of the financial year, preparing the way for the full consumer 3G launch.  Commercial services are now available in 12 European markets, including the Group’s associated undertakings in France and Switzerland and the Group’s Partner Network operator in Austria, as well as Japan.  Enhanced services are available to Vodafone live! with 3G customers, including an improved new portal with dynamic content continuously updated on the homepage.  Vodafone live! with 3G customers also benefit from exciting new products and services, including video telephony, video messaging, video and audio streaming, full track music downloads, ringback tones and 3D games.  The Group’s 3G handset portfolio enables existing Vodafone live! messaging and content services to be delivered faster.  Vodafone is offering a range of 10 new 3G handsets for the Christmas period, of which seven will be available in Japan and nine available in Europe.  The range includes seven Vodafone exclusive handsets and the Sharp 902, Europe’s first two mega pixel camera phone.

Business services

The Vodafone Mobile Connect 3G/GPRS datacard, which provides access speeds up to seven times faster than GPRS, was launched in February 2004 and has now been rolled out across 13 markets, including the Group’s associated undertakings in France and Belgium and the Group’s Partner Network operator in Austria.  The datacard range was extended in October 2004 with the launch of the 3G/GPRS/WLAN datacard, which, along with the Group’s other datacards, is being made available in an increasing number of channels and with an increasing range of service bundle alternatives.

The launch of BlackBerry from Vodafone in November 2003 allowed customers to view and respond to email in real-time over the Group’s network.  A new device in smart phone format, the Vodafone exclusive BlackBerry 7100v, was launched in September 2004, extending the Group’s overall offerings in a rapidly growing segment.  Further additions to the portfolio are expected in 2005.

Vodafone has also enhanced and extended the penetration of its Vodafone Wireless Office service, which offers fixed line functionality and the freedom of mobility in a single handset solution on either a group/team or a company-wide basis.  More handsets were introduced to the Vodafone Wireless Office range in October 2004, as well as geographic numbering where regulatory conditions allow.

One Vodafone

The One Vodafone programme continues to make strong progress, with initiatives underway in the areas of Service Platforms, Network and Network Supply Chain Management, IT Delivery, Terminals Strategy, Customer Management and Roaming.  These initiatives focus on delivering the benefits of global scale and scope to the Group over the next three to five years.  The programme is also expected to deliver revenue benefits, improve the Group’s speed to market for new services, as well as enhance the Group’s strategic cost position.

In the area of Service Platforms, the Group is beginning to consolidate to a single Global Shared Service organisation for development, hosting and operations, while in Networks, the Group has begun a process to standardise global network design and planning, supporting this with global supply chain management.

The One Vodafone initiatives are expected to achieve £2.5 billion of annual pre-tax operating free cash flow improvements in the Group’s controlled mobile businesses by the year ending 31 March 2008.  Cost initiatives are anticipated to generate improvements of £1.4 billion, with a further £1.1 billion from revenue initiatives.  Of the £1.4 billion of cost savings, £1.1 billion relate to the total of operating expenses, being payroll and other operating expenses, and tangible fixed asset additions.  The remaining cost saving, of £0.3 billion, relates to handset procurement activities.  The Group expects that, in the year ending 31 March 2008, the combined mobile operating expenses and tangible fixed asset additions will be broadly similar to those for the year ended 31 March 2004, assuming no significant changes in exchange rates and after adjusting for acquisitions and disposals.

Revenue enhancement initiatives are expected to deliver increased revenue of £1.1 billion, the majority of which will be derived from enhanced handset offerings in addition to improved customer management and roaming.  The revenue benefits are equivalent to at least 1% additional revenue market share for the Group’s controlled mobile businesses in the year ending 31 March 2008 compared to the current financial year.  The Group will measure the revenue benefits in its five principal controlled markets compared to its established competitors.

OTHER OPERATIONS

Financial highlights		Six months to 30 September
		2004	2003	% change
		£m	£m

Turnover	Northern Europe	513	481	7
	Asia Pacific	—	1,126
		513	1,607	(68)

Total Group operating	Northern Europe	15	(41)
profit/(loss)(1)	Asia Pacific	—	79
		15	38	(61)

(1) Before goodwill amortisation

Northern Europe

The Group’s other operations in Northern Europe comprise interests in fixed line telecommunications businesses in Germany (Arcor) and France (Cegetel), and Vodafone Information Systems, an IT and data services business based in Germany.

In local currency, Arcor’s turnover increased by 14%, primarily due to customer and usage growth, partially offset by tariff decreases caused by the competitive market.  The fixed line market leader continued to drive this intensive competition, although Arcor strengthened its position as the main competitor during the year, increasing its contract voice customers over the period.  The number of customers of Arcor’s ISDN service, Direct Access, increased by 86,000 to 476,000 in the last six months, and the number of DSL customers increased by 32% to 223,000 at 30 September 2004.  Due to revenue growth and further cost efficiencies, the EBITDA margin improved.

Asia Pacific The Group disposed of its interests in Japan Telecom during the previous financial year and ceased consolidating the results of this business from 1 October 2003.

FINANCIAL UPDATE

PROFIT AND LOSS ACCOUNT

Exceptional items

There were no exceptional operating items in the six months ended 30 September 2004.  Exceptional operating income for the six months ended 30 September 2003 comprised £351 million of expected recoveries and provision releases in relation to a contribution tax levy on Vodafone Italy.

The exceptional non-operating credit for the six months ended 30 September 2004 was £22 million (2003: charge of £58 million).  The current period credit is primarily due to the profit on disposal of certain fixed asset investments in Japan.  The prior period charge principally related to a loss on disposal of the Japan Telecom fixed line operations, which was partially offset by a profit on disposal of Grupo Iusacell.

Interest

Total Group net interest payable, including the Group’s share of the net interest expense of associated undertakings, decreased from £356 million for the six months ended 30 September 2003 to £291 million for the six months ended 30 September 2004.

The Group net interest cost, excluding the net interest expense of associated undertakings, and including returns on investments for the current period of £18 million, decreased to £191 million, including £120 million (2003: £97 million) relating to potential interest charges arising on settlement of tax balances, from £251 million for the prior year and was covered 39 times by operating cash flow plus dividends received from associated undertakings.  The Group’s share of the net interest expense of associated undertakings decreased from £105 million to £100 million.

Taxation

The effective tax rate on profit on ordinary activities before taxation, goodwill amortisation and exceptional items for the period to 30 September 2004, which is based on the expected effective tax rate for the year ending 31 March 2005, was 28.9% compared with 30.4% for the year ended 31 March 2004.  The rate has fallen due to finalisation of the reorganisation of the Group’s German operations in the current period, the benefits of which have outweighed the impact of reduced tax incentives in Italy and the absence of last year’s one-off benefit from the restructuring of the Group’s associated undertakings in France.  The Group’s tax charge has also benefited from an exceptional deferred tax credit of £572 million, which relates to tax losses in Vodafone Holdings K.K. becoming eligible for offset against the profits of Vodafone K.K. following the merger of the two entities on 1 October 2004.  The deferred tax credit was recognised following shareholder and regulatory approval of the transaction in the six month period.

Earnings and loss per share

Earnings per share, before goodwill amortisation and exceptional items, increased by 10% from 4.78 pence to 5.28 pence for the six months ended 30 September 2004.

Basic loss per share, after goodwill amortisation and exceptional items, improved from a loss per share of 6.24 pence to a loss per share of 4.77 pence for the six months ended 30 September 2004.  The loss per share includes a charge of 10.91 pence per share (2003: 11.22 pence per share) in relation to the amortisation of goodwill and a credit of 0.86 pence per share (2003: 0.20 pence per share) in relation to exceptional items.

Total shareholder returns

The Company provides returns to shareholders through an appropriate combination of dividends and share purchases.

Dividends

The Company has historically paid dividends semi-annually, with a regular interim dividend in respect of the first six months of the financial year payable in February and a final dividend payable in August.  The directors expect that the Company will continue to pay dividends semi-annually.

In considering the level of dividends, the Board takes account of the outlook for earnings growth, operating cash flow generation, capital expenditure requirements, acquisitions and divestments, together with the amount of debt and share purchases.  Accordingly, reflecting their confidence in the Group’s growth prospects, including those arising from the launch of 3G services, the directors have declared an interim dividend of 1.91 pence per share, representing an approximate 100% increase over last year’s interim dividend, with the current expectation that the final dividend will also be increased by 100%.  Following the rebasing of the dividend in the current financial year, the Board expects future increases in dividends per share to reflect underlying growth in earnings.

The ex-dividend date is 24 November 2004 for ordinary shareholders, the record date for the interim dividend is 26 November 2004 and the dividend is payable on 4 February 2005.

Share purchases

When considering how increased returns to shareholders can be provided in the form of share purchases, the Board reviews the free cash flow, anticipated cash requirements, dividends, credit profile and gearing of the Group.  The Board intends to continue to consider share purchase programmes subject to the maintenance of credit ratings.

On 25 May 2004, the directors allocated £3 billion to the share purchase programme for the year to May 2005.  For the period from 27 May 2004 to 30 September 2004, 1,396 million shares were purchased for a total consideration of £1,751 million, including stamp duty and broker commissions.  The average share price paid, excluding transaction costs, was 124.77 pence, compared with the average volume weighted price over the same period of 125.22 pence.  Shares were purchased on market on the London Stock Exchange under shareholder approvals which expire in July 2005.  The maximum share price payable for any share purchase is no greater than 105% of the average of the middle market closing price of the Company’s share price on the London Stock Exchange for the five business days immediately preceding the day on which any shares were contracted to be purchased.  Purchases are made only if accretive to earnings per share, before goodwill amortisation and exceptional items.

In addition to ordinary market purchases, in the six months ended 30 September 2004, put options over 130 million shares were sold for a premium of £3 million with exercise dates falling within the close period, being 1 October 2004 up to and including 15 November 2004.  As the Company’s share price was higher than the option exercise price on each exercise date, none of the put options were exercised and no further shares were acquired by the Company.  Currently, 2,196 million shares are held in treasury.

The Board has decided that the share purchase programme should be increased from £3 billion to around £4 billion, completing by March 2005, subject to the maintenance of credit ratings.  Current plans are to continue to make purchases in close periods, in accordance with approvals from shareholders.

CASH FLOWS AND FUNDING

During the six months ended 30 September 2004, the Group increased its net cash inflow from operating activities by 5% to £6,379 million and generated £4,300 million of free cash flow, as analysed in the following table.  Free cash flow in the prior period included £572 million received from the closure of financial instruments and £198 million from the fixed line business in Japan prior to its disposal.

	Six months to 30 September
	2004 £m	2003 £m	% change

Net cash inflow from operating activities	6,379	6,081	5

Net capital expenditure on intangible and tangible fixed assets	(2,506)	(2,204)
Purchase of intangible fixed assets	(15)	(2)
Purchase of tangible fixed assets	(2,509)	(2,255)
Disposal of tangible fixed assets	18	53

Operating free cash flow	3,873	3,877	—

Dividends received from associated undertakings(1)	1,016	805
Taxation	(360)	(283)
Net cash (outflow)/inflow for returns on investments and servicing of finance	(229)	242
Interest on group debt(2)	(210)	257
Dividends from investments	19	25
Dividends paid to minority interests	(38)	(40)

Free cash flow	4,300	4,641	(7)

(1)     Six months ended 30 September 2004 includes £447 million (2003: £324 million) from Verizon Wireless and £423 million (2003: £370 million) from the Group’s interest in SFR.

(2)     Six months ended 30 September 2004 includes £nil (2003: £572 million) of cash receipts from the closure of financial instruments related to interest rate management activities, including those in connection with bond repurchases in subsidiaries.

The Group invested a net £2,171 million in acquisition and disposal activities in the six month period and an analysis of the significant transactions is shown below:

£m
Acquisitions:
Vodafone Japan	2,379
Other acquisitions, including investments	22
Disposals:
Japan Telecom withholding tax recovered	(226)
Other disposals, including investments	(4)
2,171

The Group’s consolidated net debt position at 30 September 2004 increased to £8,721 million, from £8,488 million at 31 March 2004, principally as a result of the cash flow items above, share purchases, equity dividend payments and £83 million of foreign exchange movements.  This represented approximately 10% of the Group’s market capitalisation at 30 September 2004 (31 March 2004: 10%).

The Group remains committed to maintaining a solid credit profile, as currently demonstrated by its stable credit ratings of P-1/F1/A-1 short term and A2/A/A long term from Moody’s, Fitch Ratings and Standard & Poor’s, respectively.  Credit ratings are not a recommendation to purchase, hold or sell securities, in as much as ratings do not comment on market price or suitability for a particular investor, and are subject to revision or withdrawal at any time by the assigning rating organisation.  Each rating should be evaluated independently.

In aggregate, the Group has committed facilities of approximately £7,116 million, of which £5,802 million was undrawn at 30 September 2004.  The undrawn facilities include a $4.9 billion Revolving Credit Facility that matures in June 2006 and a $5.5 billion Revolving Credit Facility that matures in June 2009.  Both facilities support US and Euro commercial paper programmes of $15 billion and £5 billion respectively, neither of which had outstandings at 30 September 2004.  Other undrawn facilities of £61 million are specific to the Group’s subsidiaries in Egypt and Albania.  Facilities of €350 million (£240 million) in Vodafone Hungary were repaid and cancelled during the period.

On 29 September 2004, the Group filed a Shelf Registration Statement in Japan for a ¥600 billion shelf programme, which became effective from 7 October 2004.  No bonds have been issued under this programme.

Verizon Communications Inc. has an indirect 23.1% shareholding in Vodafone Italy and, under the terms of the shareholders’ agreement, can request dividends to be paid, provided that such dividends would not impair the financial condition or prospects of Vodafone Italy including, without limitation, its credit rating.  The Group currently expects that Vodafone Italy will pay a dividend in the 2006 financial year.  At 30 September 2004, Vodafone Italy had cash on deposit with Group companies of approximately £4.4 billion.

SIGNIFICANT TRANSACTIONS

Acquisitions

The Group increased its effective interest in two subsidiary companies in the period.  These were:

	% interest at 31 March 2004	% interest at 30 September 2004

Vodafone Hungary(1)	87.9	92.8
Vodafone Japan	69.7	98.2

(1)     In the period, additional equity of HUF 89,301 million (£248 million) was subscribed for in Vodafone Hungary.

UPDATE ON US GAAP

On 29 September 2004, the Staff of the United States Securities and Exchange Commission (“SEC”) announced new guidance in the interpretation of US GAAP in relation to accounting for intangible assets.  Further details on the guidance and its impact on the Group are provided on page 31.

UPDATE ON IFRS IMPLEMENTATION

The Group is preparing for the adoption of International Financial Reporting Standards (“IFRS”) as its primary accounting basis.  IFRS will apply for the first time in the Group’s Annual Report for the year ending 31 March 2006.  It is currently envisaged that one year of comparative information will be presented in the year of first adoption.

A provisional analysis of the major differences between IFRS and the Group’s UK GAAP accounting policies was included in the Annual Report for the year ended 31 March 2004.  The major differences were scope of consolidation, business combinations and intangible assets, financial instruments, share based payments, pensions and other retirement benefits and deferred taxes.  These are still considered to be the major differences and, where relevant, an update to this analysis is included below.  The update below is consistent with the update provided to analysts and investors on 27 September 2004.

The Group has completed the review of the classification of its investments and concluded that the Group’s 76.8% interest in Vodafone Italy should be accounted for as a joint venture.  In addition, the Group’s interests in South Africa, Poland, Kenya, Romania and Fiji, which are currently classified as associated undertakings under UK GAAP, will also be classified as joint ventures under IFRS.  The Group will adopt proportionate accounting as the basis of consolidation for these entities.

In applying IFRS 1 “First Time Adoption of International Financial Reporting Standards” in respect of goodwill, the Group expects to retain the existing UK GAAP carrying value at the opening balance sheet date.  Under IFRS, goodwill is not amortised but is subject to an annual impairment test.

IAS 12 “Income Taxes” requires the Group to provide deferred tax on the undistributed profits of its associates and joint ventures.  All other factors being equal, the adoption of IAS 12 is currently anticipated to increase the Group’s effective rate of tax.

On 1 October 2004, the European Union issued an amended version of IAS 39 “Financial Instruments: Recognition and Measurement” rather than the full version as previously published by the International Accounting Standards Board (“IASB”).  It is currently anticipated that the full version of IAS 39 issued by the IASB will be adopted in the Group’s first IFRS Annual Report for the year ending 31 March 2006, in line with the UK Accounting Standard Board’s announcement in October 2004.

The Group expects to adopt the proposed amendments to IAS 19, “Employee Benefits” which would substantially align the accounting requirements for defined benefit pension schemes to those of FRS 17 under UK GAAP, with actuarial gains and losses being taken directly to reserves.

The Group intends to provide further guidance on the impact of IFRS and restated financial information on 20 January 2005.

SUBSEQUENT EVENTS

In October 2004, the Company announced a new organisational structure which will enable continued improvement in the delivery of the Group’s strategic goals.  The new structure will become effective on 1 January 2005.  The existing regional structure will be simplified with major countries and business areas reporting to the Chief Executive.  All first line management functions in the operating companies will have a dual reporting line to the respective functions at Group level.

Sir Julian Horn-Smith will become Deputy Chief Executive with effect from 1 January 2005.  Sir Julian will be responsible for the Group’s affiliates and expanding and consolidating the Group’s footprint through the Partner Network programme and Corporate Finance activity.

The Group separately announced the appointment of Andrew (Andy) Halford as Financial Director Designate to succeed Ken Hydon when he retires following the Annual General Meeting on 26 July 2005, having reached normal retirement age during the year.  Andy (aged 45) is presently Chief Financial Officer of Verizon Wireless, based in the US, and will join both the Board of Vodafone Group Plc and the Group Executive Committee in July 2005.

In October 2004, preference shares held by Vodafone K.K. (comprising the merged entities of Vodafone K.K. and Vodafone Holdings K.K.) in Sora Holdings Japan, Inc. were re-purchased by Sora Holdings Japan, Inc. for ¥33.9 billion (£170 million), further to the subsequent sale of Japan Telecom.

FINANCIAL STATEMENTS

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Six months to 30 September 2004 £m	Six months to 30 September 2003 £m	Year ended 31 March 2004 £m
Turnover: Group and share of associated undertakings
- Continuing operations	22,513	21,198	42,920
- Discontinued operations	—	818	818
	22,513	22,016	43,738

Less: Share of associated undertakings	(5,717)	(5,117)	(10,179)
	16,796	16,899	33,559

Turnover (Note 2)
- Continuing operations	16,796	16,081	32,741
- Discontinued operations	—	818	818
	16,796	16,899	33,559

Operating (loss)/profit
- Continuing operations	(2,245)	(1,907)	(4,842)
- Discontinued operations	—	66	66
	(2,245)	(1,841)	(4,776)

Share of operating profit in associated undertakings
- Continuing operations	630	263	546

Total Group operating loss (Note 2)	(1,615)	(1,578)	(4,230)

Exceptional non-operating items (Note 4)	22	(58)	(103)

Loss on ordinary activities before interest	(1,593)	(1,636)	(4,333)

Net interest payable and similar items	(291)	(356)	(714)

- Group	(191)	(251)	(499)
- Share of associated undertakings	(100)	(105)	(215)

Loss on ordinary activities before taxation	(1,884)	(1,992)	(5,047)

Tax on loss on ordinary activities (Note 5)	(987)	(1,792)	(3,154)

- Tax on loss on ordinary activities before exceptional tax	(1,559)	(1,792)	(3,154)
- Exceptional deferred tax credit	572	—	—

Loss on ordinary activities after taxation	(2,871)	(3,784)	(8,201)

Minority interests (including non-equity minority interests)	(324)	(470)	(814)

Loss for the period	(3,195)	(4,254)	(9,015)

Equity dividends	(1,263)	(650)	(1,378)

Retained loss for the Group and its share of associated undertakings	(4,458)	(4,904)	(10,393)

Basic and diluted loss per share (Note 6)	(4.77)p	(6.24)p	(13.24)p
Adjusted basic earnings per share (Note 6)	5.28p	4.78p	9.10p

Dividend per share	1.91p	0.9535p	2.0315p

CONSOLIDATED BALANCE SHEET

	30 September 2004 £m	30 September 2003 as restated £m	31 March 2004 £m
Fixed assets
Intangible assets	90,399	103,815	93,622
Tangible assets	18,070	19,622	18,083
Investments	21,725	25,231	22,275

- Investments in associated undertakings	20,831	24,204	21,226
- Other investments	894	1,027	1,049

	130,194	148,668	133,980
Current assets
Stocks	416	437	458
Debtors	6,957	7,186	6,901
Investments	1,998	1,417	4,381
Cash at bank and in hand	2,652	3,228	1,409

	12,023	12,268	13,149

Creditors: amounts falling due within one year	(15,304)	(14,776)	(15,026)

Net current liabilities	(3,281)	(2,508)	(1,877)

Total assets less current liabilities	126,913	146,160	132,103

Creditors: amounts falling due after more than one year	(12,494)	(14,653)	(12,975)

Provisions for liabilities and charges	(4,038)	(3,763)	(4,197)

	110,381	127,744	114,931

Capital and reserves
Called up share capital	4,283	4,277	4,280
Share premium account	52,202	52,094	52,154
Merger reserve	98,927	98,927	98,927
Own shares held	(2,873)	(58)	(1,136)
Other reserve	678	793	713
Profit and loss account	(45,473)	(31,450)	(43,014)

Total equity shareholders’ funds	107,744	124,583	111,924

Equity minority interests	1,749	2,194	2,132
Non-equity minority interests	888	967	875

	110,381	127,744	114,931

CONSOLIDATED CASH FLOW

	Six months to 30 September 2004 £m	Six months to 30 September 2003 as restated £m	Year ended 31 March 2004 £m

Net cash inflow from operating activities (Note 7)	6,379	6,081	12,317
Dividends received from associated undertakings	1,016	805	1,801
Net cash (outflow)/inflow for returns on investments and servicing of finance	(229)	242	(44)

Taxation	(360)	(283)	(1,182)

Net cash outflow for capital expenditure and financial investment	(2,514)	(2,099)	(4,267)
- Purchase of intangible fixed assets	(15)	(2)	(21)
- Purchase of tangible fixed assets	(2,509)	(2,255)	(4,508)
- Purchase of investments	(10)	(9)	(43)
- Disposal of tangible fixed assets	18	53	158
- Disposal of investments	4	87	123
- Other	(2)	27	24

Net cash outflow for acquisitions and disposals	(2,165)	(1,059)	(1,312)
- Purchase of interests in subsidiary undertakings	(2,391)	(1,074)	(2,064)
- Net cash acquired with subsidiary undertakings	—	(1)	10
- Purchase of interests in associated undertakings	—	(2)	—
- Disposal of interests in subsidiary undertakings	226	9	995
- Net cash disposed of with subsidiary undertakings	—	—	(258)
- Other	—	9	5

Equity dividends paid	(728)	(612)	(1,258)

Cash inflow before management of liquid resources and financing	1,399	3,075	6,055

Management of liquid resources	2,411	(1,126)	(4,286)

Net cash (outflow)/inflow from financing	(2,674)	952	(700)
- Issue of ordinary share capital	40	22	69
- (Decrease)/increase in debt	(957)	947	280
- Purchase of treasury shares	(1,757)	—	(1,032)
- Purchase of own shares in relation to employee share schemes	—	(17)	(17)

Increase in cash in the period	1,136	2,901	1,069

Reconciliation of net cash flow to movement in net debt
Increase in cash in the period	1,136	2,901	1,069
Cash outflow/(inflow) from decrease/(increase) in debt	957	(947)	(280)
Cash (inflow)/outflow from (decrease)/increase in liquid resources	(2,411)	1,126	4,286

(Increase)/decrease in net debt resulting from cash flows	(318)	3,080	5,075

Translation difference	83	(95)	144
Premium on repayment of debt	—	(56)	(56)
Net debt acquired on acquisition of subsidiary undertakings	—	—	(7)
Net debt disposed on disposal of subsidiary undertakings	—	—	194
Other movements	2	4	1

(Increase)/decrease in net debt in the period	(233)	2,933	5,351

Opening net debt	(8,488)	(13,839)	(13,839)

Closing net debt (Note 8)	(8,721)	(10,906)	(8,488)

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Six months to 30 September 2004 £m	Six months to 30 September 2003 £m	Year ended 31 March 2004 £m

Loss for the financial period
- Group	(3,436)	(4,143)	(8,996)
- Share of associated undertakings	241	(111)	(19)
	(3,195)	(4,254)	(9,015)

Currency translation
- Group	1,597	1,697	(2,462)
- Share of associated undertakings	379	(845)	(2,830)
	1,976	852	(5,292)

Total recognised gains and losses for the period	(1,219)	(3,402)	(14,307)

MOVEMENT IN EQUITY SHAREHOLDERS’ FUNDS

	Six months to 30 September 2004 £m	Six months to 30 September 2003 as restated £m	Year ended 31 March 2004 £m

Loss for the period	(3,195)	(4,254)	(9,015)
Equity dividends	(1,263)	(650)	(1,378)
	(4,458)	(4,904)	(10,393)

Currency translation	1,976	852	(5,292)
New share capital subscribed	51	18	86
Purchase of treasury shares	(1,748)	—	(1,088)
Purchase of own shares in relation to employee share schemes	—	(17)	(17)
Own shares released on vesting of share awards	11	—	10
Other	(12)	4	(12)

Net movement in equity shareholders’ funds	(4,180)	(4,047)	(16,706)

Opening equity shareholders’ funds	111,924	128,630	128,630

Closing equity shareholders’ funds	107,744	124,583	111,924

NOTES TO THE INTERIM RESULTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2004

1                 Basis of preparation

The unaudited interim results for the six months ended 30 September 2004 have been prepared on a basis consistent with the accounting policies set out in Vodafone Group Plc’s Annual Report for the year ended 31 March 2004.  The interim results should therefore be read in conjunction with the 2004 Annual Report.

The interim results for the six months ended 30 September 2004, which were approved by the Board of Directors on 16 November 2004, do not comprise statutory accounts within the meaning of section 240 of the Companies Act 1985.

The information relating to the year ended 31 March 2004 is an extract from the published Annual Report for that year, which has been delivered to the Registrar of Companies, and on which the Auditors’ Report was unqualified.

In the 2004 Annual Report, the Group early adopted UITF 38 “Accounting for ESOP Trusts” which requires presentation of an entity’s own shares held in an ESOP trust to be deducted in arriving at shareholders’ funds.  As a consequence, the comparative Consolidated Balance Sheet as at and Consolidated Cash Flows for the six months ended 30 September 2003 have been restated.  The impact of adopting UITF 38 was to reduce equity shareholders’ funds by £58 million at 30 September 2003.  Loss on ordinary activities before taxation for the six months ended 30 September 2003 has not been impacted by the adoption of UITF 38.

2                 Segmental and other analyses

The Group’s principal business is the supply of mobile telecommunications services and products.  Other operations primarily comprise fixed line telecommunications businesses.  The results of the Japan Telecom fixed line business, which has been disposed of, are analysed as discontinued operations.

Analyses of turnover and total Group operating profit/(loss) by geographical region and class of business are as follows:

Turnover

	Six months ended 30 September 2004			Six months ended 30 September 2003			Year ended 31 March 2004
	Segment turnover	Inter- segment turnover	Net turnover	Segment turnover	Inter- segment turnover	Net turnover	Segment turnover	Inter- segment turnover	Net turnover
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Mobile telecommunications:
UK & Ireland	2,960	(18)	2,942	2,543	(15)	2,528	5,538	(34)	5,504
Northern Europe	3,778	(23)	3,755	3,743	(19)	3,724	7,488	(40)	7,448
Southern Europe	5,343	(73)	5,270	4,903	(68)	4,835	9,886	(110)	9,776
Asia Pacific	4,227	(2)	4,225	4,464	(2)	4,462	8,896	(6)	8,890
Middle East & Africa	177	(6)	171	159	(2)	157	305	(8)	297
	16,485	(122)	16,363	15,812	(106)	15,706	32,113	(198)	31,915

Other operations:
Northern Europe	513	—	513	481	—	481	1,002	—	1,002
Asia Pacific(1)	—	—	—	1,126	—	1,126	1,126	—	1,126
	513	—	513	1,607	—	1,607	2,128	—	2,128

Turnover between mobile and other operations(2)			(80)			(414)			(484)
Group turnover			16,796			16,899			33,559

(1)	Includes turnover of discontinued operations of £nil for the six months ended 30 September 2004 (six months ended 30 September 2003: £924 million; year ended 31 March 2004: £924 million).
(2)	Includes turnover of discontinued operations of £nil for the six months ended 30 September 2004 (six months ended 30 September 2003: £106 million; year ended 31 March 2004: £106 million).

NOTES TO THE INTERIM RESULTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2004

Segmental and other analyses (continued)

Total Group operating profit / (loss) before goodwill amortisation and exceptional items

	Six months to 30 September 2004 £m	Six months to 30 September 2003 £m	Year ended 31 March 2004 £m

Mobile telecommunications:
UK & Ireland	637	685	1,360
Northern Europe	1,647	1,689	3,192
Southern Europe	1,807	1,729	3,299
Americas	885	705	1,393
Asia Pacific	534	736	1,212
Middle East & Africa	160	140	273
	5,670	5,684	10,729

Other operations:
Northern Europe	15	(41)	(59)
Asia Pacific(1)	—	79	79
	15	38	20

Group	5,685	5,722	10,749

- Subsidiary undertakings	4,128	4,355	8,091
- Share of associated undertakings	1,557	1,367	2,658

Goodwill amortisation	(7,300)	(7,651)	(15,207)
Exceptional operating items (Note 3)	—	351	228

Total Group operating loss	(1,615)	(1,578)	(4,230)

(1)          Includes the following amounts in relation to discontinued operations: six months to 30 September 2004: £nil; six months to 30 September 2003: £66 million; year ended 31 March 2004: £66 million.

3                 Exceptional operating items

	Six months to 30 September 2004 £m	Six months to 30 September 2003 £m	Year ended 31 March 2004 £m

Contribution tax	—	351	351
Reorganisation costs	—	—	(123)

	—	351	228

The exceptional operating income for the six months ended 30 September 2003 of £351 million relates to expected recoveries and provision releases in relation to a contribution tax levy on Vodafone Italy.

4                 Exceptional non-operating items

	Six months to 30 September 2004 £m	Six months to 30 September 2003 £m	Year ended 31 March 2004 £m

Profit on disposal of fixed asset investments	18	—	12
Share of associate profit/(loss) on disposal of investment	6	(1)	(1)
Amounts written off fixed asset investments	(2)	(4)	(6)
Loss on disposal of businesses	—	(69)	(127)
Profit on disposal of tangible fixed assets	—	16	19

	22	(58)	(103)

NOTES TO THE INTERIM RESULTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2004

5                 Tax on loss on ordinary activities

	Six months to 30 September 2004 £m	Six months to 30 September 2003 £m	Year ended 31 March 2004 £m

United Kingdom corporation tax charge at 30% (2003: 30%)	45	152	209

Overseas corporation tax
Current tax:
Current year	1,329	1,265	2,264
Prior year	(21)	(144)	(159)
	1,308	1,121	2,105

Total current tax	1,353	1,273	2,314
Deferred tax – origination of and reversal of timing differences(1)	(366)	385	736

Tax on loss on ordinary activities	987	1,658	3,050

Tax on loss on ordinary activities before exceptional items	1,559	1,658	3,050
Exceptional deferred tax credit(1)	(572)	—	—

Tax on exceptional items	—	134	104

Total tax charge	987	1,792	3,154

Parent and subsidiary undertakings	718	1,559	2,866
Share of associated undertakings	269	233	288
	987	1,792	3,154

(1)          Deferred tax for the six months to 30 September 2004 includes an exceptional deferred tax credit of £572 million relating to tax losses in Vodafone Holdings K.K., which became eligible for offset against the profits of Vodafone K.K. following the merger of the two entities on 1 October 2004.  The deferred tax credit was recognised following shareholder and regulatory approval of the transaction in the six month period.

6                 (Loss)/earnings per share

	Six months to 30 September 2004 £m	Six months to 30 September 2003 £m	Year ended 31 March 2004 £m

Loss for basic and diluted loss per share	(3,195)	(4,254)	(9,015)
Add back:
- Goodwill amortisation	7,300	7,651	15,207
- Exceptional operating items	—	(351)	(228)
- Exceptional non-operating items	(22)	58	103
- Exceptional tax credit	(572)	—	—
- Tax on exceptional items	—	134	104
- Share of exceptional items attributable to minority interests	24	23	27

Earnings for adjusted earnings per share	3,535	3,261	6,198

Weighted average number of shares (millions)	66,915	68,191	68,096

Basic and diluted loss per share	(4.77)p	(6.24)p	(13.24)p
Adjusted basic earnings per share	5.28p	4.78p	9.10p

Diluted loss per share is the same as basic loss per share as it is considered that there are no dilutive potential ordinary shares.

NOTES TO THE INTERIM RESULTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2004

7                 Reconciliation of operating loss to net cash inflow from operating activities

	Six months to 30 September 2004 £m	Six months to 30 September 2003 £m	Year ended 31 March 2004 £m

Operating loss	(2,245)	(1,841)	(4,776)
Exceptional operating items	—	(351)	(228)
Depreciation	2,142	2,206	4,362
Goodwill amortisation	6,373	6,547	13,095
Amortisation of other intangible fixed assets	204	22	98
Loss on disposal of tangible fixed assets	31	35	89

Group EBITDA(1)	6,505	6,618	12,640

Working capital movements	(94)	(522)	(238)
Payments in respect of exceptional items	(32)	(15)	(85)

Net cash inflow from operating activities	6,379	6,081	12,317

(1)          Group EBITDA is not a measure recognised under UK GAAP but is presented in order to highlight operational performance of the Group.

8                 Analysis of net debt

	At 1 April 2004 £m	Cash flow £m	Other non-cash changes and exchange movements £m	At 30 September 2004 £m

Liquid resources	4,381	(2,411)	28	1,998

Cash at bank and in hand	1,409	1,215	28	2,652
Bank overdrafts	(42)	(79)	(1)	(122)
	1,367	1,136	27	2,530
Debt due within one year (other than bank overdrafts)	(2,000)	788	(213)	(1,425)
Debt due after one year	(12,100)	161	246	(11,693)
Finance leases	(136)	8	(3)	(131)

	(14,236)	957	30	(13,249)

Net debt	(8,488)	(318)	85	(8,721)

Included within net debt at 30 September 2004 are bond issues maturing as follows:

£m

One year or less	1,305
More than one year but not more than two years	525
More than two years but not more than five years	4,488
More than five years but not more than ten years	2,431
More than ten years but not more than twenty years	1,630
More than twenty years	1,366

11,745

NOTES TO THE INTERIM RESULTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2004

9                 Summary of differences between UK and US GAAP

The interim results have been prepared in accordance with UK Generally Accepted Accounting Principles (“UK GAAP”), which differ in certain significant respects from US Generally Accepted Accounting Principles (“US GAAP”).  A description of the relevant accounting principles which differ materially has been provided within Vodafone Group Plc’s Annual Report for the year ended 31 March 2004.  The effects of these differing accounting principles are as follows:

	Six months to 30 September 2004 £m	Six months to 30 September 2003 £m	Year ended 31 March 2004 £m

Revenue from continuing operations in accordance with UK GAAP	16,796	16,081	32,741

Items (decreasing)/increasing revenue:
Non-consolidated entity	(2,678)	(2,612)	(5,276)
Connection revenue	617	(536)	188

Revenue from continuing operations in accordance with US GAAP	14,735	12,933	27,653

Net loss in accordance with UK GAAP	(3,195)	(4,254)	(9,015)

Items decreasing/(increasing) net loss:
Investments accounted for under the equity method	662	789	1,354
Connection revenue and costs	9	12	29
Goodwill and other intangible assets	(3,116)	(3,116)	(6,520)
Licence fee amortisation	(193)	(3)	(76)
Exceptional items	—	(253)	(351)
Capitalised interest	(32)	223	406
Income taxes	2,612	3,426	6,183
Other	(47)	15	(137)

Net loss in accordance with US GAAP	(3,300)	(3,161)	(8,127)

US GAAP basic and diluted loss per share	(4.93)p	(4.64)p	(11.93)p

	As at 30 September 2004 £m	As at 30 September 2003 as restated £m	As at 31 March 2004 £m

Shareholders’ equity in accordance with UK GAAP	107,744	124,583	111,924

Items increasing/(decreasing) shareholders’ equity:
Investments accounted for under the equity method	6,336	5,581	5,566
Connection revenue and costs	(24)	(72)	(55)
Goodwill and other intangible assets	44,162	49,156	45,320
Licence fee amortisation	(306)	(43)	(109)
Capitalised interest	1,584	1,296	1,615
Income taxes	(39,250)	(42,988)	(40,074)
Proposed dividends	1,263	650	728
Other	137	120	114

Shareholders’ equity in accordance with US GAAP	121,646	138,283	125,029

On 29 September 2004, the Staff of the United States Securities and Exchange Commission (“SEC”) announced new guidance in the interpretation of US GAAP in relation to accounting for intangible assets.

Historically, under US GAAP, Vodafone has assigned to mobile licences the residual purchase price in business combinations in excess of the fair values of all assets and liabilities other than mobile licences and goodwill.  This approach has been on the basis that mobile licences were indistinguishable from goodwill.  The adoption of the new SEC guidance will now require Vodafone to distinguish between mobile licences and goodwill.  However, the new guidance does not permit the amount historically recorded as mobile licences to be subsequently reallocated between mobile licences and goodwill.

The adoption of this new guidance is likely to result in a reduction in the carrying value of Vodafone’s equity accounted investment in Verizon Wireless under US GAAP.  Vodafone is currently assessing the impact of this change in interpretation.  Any resulting reduction in the carrying value of Vodafone’s investment in Verizon Wireless under US GAAP would not be as a result of a change in Vodafone’s view of the financial prospects of Verizon Wireless.

INDEPENDENT REVIEW REPORT BY DELOITTE & TOUCHE LLP

TO VODAFONE GROUP PLC

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 September 2004 which comprises the Consolidated Profit and Loss Account, Consolidated Balance Sheet, Consolidated Cash Flow, Consolidated Statement of Total Recognised Gains and Losses, Movement in Equity Shareholders’ Funds and related notes 1 to 9.  We have read the other information contained in the interim results report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board.  Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose.  To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The interim results report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors.  The directors are responsible for preparing the interim results report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting polices and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom.  A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed.  A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions.  It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit.  Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2004.

Deloitte & Touche LLP

Chartered Accountants

London

16 November 2004

UNAUDITED PROPORTIONATE FINANCIAL INFORMATION

FOR THE SIX MONTHS TO 30 SEPTEMBER 2004

Basis of preparation

The tables of financial information below are presented on a proportionate basis.  Proportionate presentation is not a measure recognised under UK GAAP and is not intended to replace the consolidated financial statements prepared in accordance with UK GAAP.  However, since significant entities in which the Group has an interest are not consolidated, proportionate information is provided as supplemental data to facilitate a more detailed understanding and assessment of the consolidated financial statements prepared in accordance with UK GAAP.

UK GAAP requires consolidation of entities controlled by the Group and the equity method of accounting for entities in which the Group has significant influence but not a controlling interest.  Proportionate presentation is a pro rata consolidation, which reflects the Group’s share of turnover and expenses in both its consolidated and unconsolidated entities.  Proportionate results are calculated by multiplying the Group’s ownership interest in each entity by each entity’s results.

Proportionate information includes results from the Group’s equity accounted investments and investments held at cost. The Group does not have control over the turnover, expenses or cash flows of these investments and is only entitled to cash from dividends received from these entities.  The Group does not own the underlying assets of these investments.

Proportionate turnover is stated net of intercompany turnover.  Proportionate EBITDA is defined as operating profit before exceptional items and depreciation and amortisation of subsidiary undertakings, associated undertakings and investments, proportionate to equity stakes.  Proportionate EBITDA represents the Group’s ownership interests in the respective entities’ EBITDA.  As such, proportionate EBITDA does not represent EBITDA available to the Group.

Proportionate EBITDA margin before exceptional items is proportionate EBITDA before exceptional items, as a percentage of proportionate turnover.

	Six months to 30 September 2004 £m	Six months to 30 September 2003 £m	Year ended 31 March 2004 £m

Reconciliation of proportionate turnover to statutory turnover

Proportionate turnover	21,179	19,692	39,446
Minority share of turnover in subsidiary undertakings	1,395	2,452	4,521
Group share of turnover in associated undertakings and trade investments	(5,778)	(5,245)	(10,408)
Statutory turnover	16,796	16,899	33,559

Reconciliation of proportionate EBITDA, before exceptional items to loss for the period

Proportionate EBITDA, before exceptional items	8,295	7,792	15,114
Minority share of EBITDA in subsidiary undertakings	552	899	1,602
Group’s share of EBITDA in associated undertakings and trade investments	(2,342)	(2,073)	(4,076)
Group EBITDA	6,505	6,618	12,640
Charges for depreciation	(2,142)	(2,206)	(4,362)
Exceptional operating items	—	351	228
Goodwill amortisation	(6,373)	(6,547)	(13,095)
Amortisation of other intangibles	(204)	(22)	(98)
Loss on disposal of tangible fixed assets	(31)	(35)	(89)
Operating loss	(2,245)	(1,841)	(4,776)
Share of operating profit in associated undertakings	630	263	546
Exceptional non-operating items	22	(58)	(103)
Net interest payable and similar items	(291)	(356)	(714)
Tax on loss on ordinary activities	(987)	(1,792)	(3,154)
Minority interests (including non-equity minority interests)	(324)	(470)	(814)

Loss for the period	(3,195)	(4,254)	(9,015)

OTHER INFORMATION

1)              Copies of this document are available from the Company’s registered office:

Vodafone House
The Connection
Newbury
Berkshire
RG14 2FN

2)              These interim results will be available on the Vodafone Group Plc website, www.vodafone.com, from 16 November 2004.

For further information:

Vodafone Group

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Bobby Leach

Ben Padovan

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

John West

Tel:  +44 (0) 20 7920 3150

High resolution photographs are available to the media free of charge at www.newscast.co.uk.

Vodafone, Vodafone live!, Vodafone Mobile Connect and Vodafone Wireless Office are trademarks of the Vodafone Group.  Other product and company names mentioned herein may be the trademarks of their respective owners.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives. In particular, such forward-looking statements include the statements under “Chief Executive’s Statement” regarding returns to shareholders, free cash flow in this and future financial years and the impact thereof on future financial performance, organic growth in average proportionate customers, number of Vodafone live! with 3G customers, share purchases, proportionate mobile revenue and the level of proportionate mobile margins; the statements under “Outlook” regarding Vodafone’s expectations for the years ending 31 March 2005 and 2006 as to average proportionate mobile customer growth, number of Vodafone live! with 3G customers, full year proportionate organic mobile revenue, proportionate mobile EBITDA margins, depreciation and licence amortisation, capitalised fixed asset additions, free cash flow, cash expenditure on fixed assets, tax payments, share purchases and guidance under IFRS; the statements under “United Kingdom” regarding Vodafone UK’s restructuring programme and its impact on support costs and operations; the statements under “Americas” regarding expansion of certain Verizon Wireless services; the statements under “Japan” with respect to expected availability of 3G handsets, the expected impact on margins and market position once the handsets are available and the expected outcome of the plans announced to improve Vodafone Japan’s performance and competitive position; the statements under “Taxation” with respect to the expected effective tax rates; the statements under “Dividends” with respect to dividend payments and increases in the level of dividends; and the statements under “One Vodafone” regarding anticipated benefits to the Group of the One Vodafone programme, including statements related to revenue generation, speed to market for new services and the Group’s strategic cost position, free cash flow, cost savings and revenue enhancements and combined mobile operating expenses.  These forward-looking statements are made on the basis of certain assumptions which Vodafone believes to be reasonable in light of Vodafone’s operating experience in recent years.  The principal assumptions on which these statements are based relate to exchange rates, customer numbers, usage and pricing, take-up of new services, termination and interconnect rates, customer acquisition and retention costs, network opening and operating costs and the availability of handsets.

The document also contains other forward-looking statements including statements with respect to Vodafone’s expectations as to launch and roll-out dates for products and services, including, for example, 3G services and handsets, Vodafone live! and Vodafone’s business services; intentions regarding the development of products and services; 3G penetration rates; acquisitions and disposals; expectations with respect to shareholder value growth; share purchases; our ability to be a mobile market leader; mobile call termination rates; the Group’s adoption and implementation of IFRS and the impact thereof on the Group’s effective tax rate; dividend payments by Vodafone Italy; the impact of recent US GAAP pronouncements; maintenance of credit ratings and overall market trends.  Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements particularly the statements under “Chief Executive’s Statement”, “Outlook”, “One Vodafone”, “Dividends” and “Taxation” referred to above.  These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity requiring changes in pricing models and/or new product offerings or resulting in higher costs of acquiring new customers or providing new services; the impact on capital spending from investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; slower customer growth or reduced customer retention; the possibility that technologies, including mobile internet platforms, and services, including 3G services, will not perform according to expectations or that vendors’ performance will not meet the Group’s requirements; changes in the projected growth rates of the mobile telecommunications industry; the Group’s ability to realise expected synergies and benefits associated with 3G technologies and the integration of our operations and those of acquired companies; future revenue contributions of both voice and non-voice services offered by the Group; lower than expected impact of GPRS, 3G and Vodafone live! and the Group’s business offerings on the Group’s future revenue, cost structure and capital expenditure outlays; the ability of the Group to harmonise mobile platforms and any delays, impediments or other problems associated with the roll-out and scope of 3G technology and services and Vodafone live! and the Group’s business or service offerings in new markets; the ability of the Group to offer new services and secure the timely delivery of high-quality, reliable GPRS and 3G handsets, network equipment and other key products from suppliers; greater than anticipated prices of new mobile handsets; the ability to realise benefits from entering into partnerships for developing data and internet services and entering into service franchising and brand licensing; the possibility that the pursuit of new, unexpected strategic opportunities may have a negative impact on one or more of the measurements of our financial performance or the level of dividends; any unfavourable conditions, regulatory or otherwise, imposed in connection with pending or future acquisitions or dispositions; changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the European Commission regulating rates the Group is permitted to charge; the Group’s ability to develop competitive data content and services which will attract new customers and increase average usage; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; the possibility that new marketing campaigns or efforts are not an effective expenditure; the possibility that the Group’s integration efforts do not increase the speed-to-market of new products or improve the Group’s cost position; changes in exchange rates, including particularly the exchange rate of pound sterling to the euro, US dollar and the Japanese yen; the risk that, upon obtaining control of certain investments, the Group discovers additional information relating to the businesses of that investment leading to restructuring charges or write-offs or with other negative implications; changes in statutory tax rates and profit mix which would impact the weighted average tax rate; changes in tax legislation in the jurisdictions in which the Group operates; final resolution of open issues which might impact the effective tax rate; timing of any tax payments relating to the resolution of open issues; and loss of suppliers or disruption of supply chains.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Risk Factors” contained in our Annual Report on Form 20-F with respect to the financial year ended 31 March 2004.  All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above.

No assurance can be given that the forward-looking statements in this document will be realised.  Neither Vodafone Group nor any of its affiliates intends to update these forward-looking statements.

Use of Non-GAAP Financial Information

In presenting and discussing the Group’s reported financial position, operating results and cash flows, certain information is derived from amounts calculated in accordance with UK GAAP, but this information is not itself an expressly permitted GAAP measure.  Such non-GAAP measures should not be viewed in isolation as alternatives to the equivalent GAAP measure.

A summary of certain of the non-GAAP measures included in this results announcement, together with details where additional information and reconciliation to the nearest equivalent GAAP measure can be found, is shown below.

Non-GAAP measure	Equivalent GAAP measure	Location in this results announcement of reconciliation and further information

Group EBITDA, before exceptional items	Operating loss	Note 7 on page 30

Mobile EBITDA before exceptional items	Total Group operating loss	Business review on page 6

Total Group operating profit (before goodwill amortisation and exceptional items)	Total Group operating loss	Note 2 on page 28

Profit on ordinary activities before taxation (before goodwill amortisation and exceptional items)	Loss on ordinary activities before taxation	Group Financial Highlights on page 3

Operating free cash flow	Net cash inflow from operating activities	Cash flows and funding on page 20

Free cash flow	Net cash inflow from operating activities	Cash flows and funding on page 20

Adjusted earnings per share	Earnings per share	Note 6 on page 29

Proportionate turnover	Statutory turnover	Proportionate financial information on page 33

Proportionate EBITDA, before exceptional items	Loss for the financial year	Proportionate financial information on page 33

Effective rate of taxation before goodwill amortisation and exceptional items	Tax on loss on ordinary activities as a percentage of loss on ordinary activities before taxation	Profit on ordinary activities before taxation (before goodwill amortisation and exceptional items) is shown in Group Financial Highlights on page 3

Tax on loss on ordinary activities before exceptional items	Tax on loss on ordinary activities	Note 5 on page 29

In addition the trading results of the Group and key markets present certain GAAP financial information, being revenue and cost of sales related to acquisition and retention activity, on a net basis.  The Group believes that this basis of presentation provides useful information for investors regarding trends in net subsidies with respect to the acquisition and retention of customers and facilitates comparability of results with other companies operating in the mobile telecommunications business.  “Other revenue”, “Net acquisition costs” and “Net retention costs”, as used in the trading results, are defined on page 37.

Definition of terms

Term	Definition

Organic growth at constant exchange rates

The percentage movements in organic growth are presented to reflect operating performance on a comparable basis. Where a subsidiary or associated undertaking was newly acquired or disposed of in the current or prior period, the Group adjusts, under organic growth calculations, the results for the current and prior period to remove the amount the Group earned in both periods as a result of the acquisition or disposal of subsidiary or associated undertakings. Where the Group increases, or decreases, its ownership interest in an associated undertaking in the current or prior period, the Group’s share of results for the prior period are restated at the current period’s ownership level. A further adjustment in organic calculations excludes the effect of exchange rate movements by restating the current period’s results as if they had been generated at the prior period’s exchange rates.

Customer

A customer is defined as a SIM, or in territories where SIMs do not exist, a unique mobile telephone number, which has access to the network for any purpose (including data only usage) except telemetric applications. Telemetric applications include, but are not limited to, asset and equipment tracking, mobile payment/billing functionality (for example, vending machines and meter readings) and includes voice enabled customers whose usage is limited to a central service operation (for example, emergency response applications in vehicles).

Active customer	A customer who has made or received a chargeable event in the last three months.

ARPU	Total revenue excluding handset revenue and connection fees divided by the weighted average number of customers during the period.

Average monthly ARPU	Total ARPU in an accounting period divided by the number of months in the period.

Depreciation and amortisation	This measure includes the profit or loss on disposal of fixed assets but excludes goodwill amortisation.

Intra-segment turnover	Turnover between operating companies of the same business (mobile or non-mobile) within the same reporting segment.

Inter-segment turnover	Turnover between operating companies of the same business (mobile or non-mobile) in different reporting segments.

Non-voice service revenue	Comprises all service revenue that is not related to voice services including, but not limited to messaging, downloads, Internet browsing and other data services.

Messaging revenue

Messaging revenue includes all SMS and MMS revenue including wholesale messaging revenue, revenue from the use of messaging services by Vodafone customers roaming away from their home network and customers visiting the local network.

Data revenue	Data revenue includes all non-voice service revenue excluding messaging.

Other revenue

Comprises all non-service revenue. In the trading results, presented for the mobile telecommunications business and the Group’s key markets, other revenue excludes revenue relating to acquisition and retention activities as such revenue is deducted from acquisition and retention costs. The Group believes that this basis of presentation provides useful information for investors regarding trends in net subsidies with respect to the acquisition and retention of customers and facilitates comparability of results with other companies operating in the mobile telecommunications business.

Net acquisition costs	The total of connection fees, trade commissions and equipment costs, net of related revenue, relating to new customer connections.

Net retention costs	The total of trade commissions, loyalty scheme and equipment costs, net of related revenue, relating to customer retention and upgrade.

Churn	Total gross customer disconnections in the period divided by the average total customers in the period.

EBITDA margin	Operating profit before depreciation, amortisation, profit or loss on disposal of fixed assets and exceptional items as a percentage of total turnover

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

PROPORTIONATE CUSTOMERS – 1 APRIL 2004 TO 30 SEPTEMBER 2004

		QUARTER TO 30 JUNE 2004				QUARTER TO 30 SEPTEMBER 2004
COUNTRY	PERCENTAGE OWNERSHIP (1)	AT 1 APR 2004	NET ADDITIONS	STAKE CHANGES	AT 30 JUNE 2004	NET ADDITIONS	STAKE CHANGES (2)(3)	AT 30 SEPT 2004	PREPAID (4)
	(%)	(‘000s)	(‘000s)	(‘000s)	(‘000s)	(‘000s)	(‘000s)	(‘000s)	(%)
UK & IRELAND
UK	100.0%	14,095	132	—	14,227	373	—	14,600	60%
Ireland	100.0%	1,864	17	—	1,881	9	—	1,890	72%
TOTAL		15,959	149	—	16,108	382	—	16,490	61%

NORTHERN EUROPE
Germany	100.0%	25,012	462	—	25,474	618	—	26,092	51%
Hungary(2)	92.8%	1,255	72	—	1,327	94	77	1,498	79%
Netherlands	99.9%	3,399	55	—	3,454	83	—	3,537	57%
Sweden	100.0%	1,438	41	—	1,479	51	—	1,530	39%
Others		9,483	114	—	9,597	187	209	9,993	48%
TOTAL		40,587	744	—	41,331	1,033	286	42,650	50%

SOUTHERN EUROPE
Italy	76.8%	16,232	205	—	16,437	217	—	16,654	92%
Albania	99.7%	527	22	—	549	38	—	587	97%
Greece	99.4%	3,655	(14)	—	3,641	63	—	3,704	67%
Malta	100.0%	161	1	—	162	3	—	165	91%
Portugal	100.0%	3,248	72	—	3,320	168	—	3,488	73%
Spain	100.0%	9,705	251	—	9,956	496	—	10,452	55%
Others		738	84	—	822	56	—	878	66%
TOTAL		34,266	621	—	34,887	1,041	—	35,928	77%

AMERICAS
United States(5)	44.4%	17,257	682	—	17,939	747	—	18,686	6%
TOTAL		17,257	682	—	17,939	747	—	18,686	6%

ASIA PACIFIC
Japan(2)	98.2%	10,427	77	2,698	13,202	64	1,585	14,851	11%
Australia	100.0%	2,486	12	—	2,498	151	—	2,649	59%
New Zealand	100.0%	1,607	68	—	1,675	82	—	1,757	79%
Others(2)		4,969	278	—	5,247	297	877	6,421	69%
TOTAL		19,489	435	2,698	22,622	594	2,462	25,678	65%

MIDDLE EAST AND AFRICA
Egypt	67.0%	1,924	86	—	2,010	132	—	2,142	81%
Others		3,939	359	—	4,298	349	472	5,119	89%
TOTAL		5,863	445	—	6,308	481	472	7,261	87%

GROUP TOTAL		133,421	3,076	2,698	139,195	4,278	3,220	146,693	59%

(1)               All ownership percentages are stated as at 30 September 2004 and exclude options, warrants or other rights or obligations of the Group to increase or decrease ownership in any venture.  Ownership interests have been rounded to the nearest tenth of one percent.

(2)               Represents a stake increase of 4.9% in Vodafone Hungary from 87.9% to 92.8%, the acquisition of Chinese provincial network operators by China Mobile during the quarter and an effective stake increase of 10.5% in Vodafone Japan from 87.7% to 98.2%.  On 1 October 2004, the merger of Vodafone K.K. and Vodafone Holdings K.K. was completed and the Group now has a 97.7% stake in the merged company, renamed Vodafone K.K.

(3)               Stake changes for the quarter to 30 September 2004 includes 681,000 proportionate customers in subsidiaries of the Group’s associated undertakings in France and South Africa which had previously not been included in the Group’s proportionate customer base.  At 30 September 2004, the Group’s associate in France had 209,000 proportionate customers in its subsidiaries in La Réunion and La Mayotte and the Group’s associate in South Africa had 472,000 proportionate customers in its investments in the Democratic Republic of the Congo, Lesotho, Mozambique and Tanzania.

(4)               Prepaid customer percentages are calculated on a venture basis.  At 30 September 2004, there were 398.5 million total venture customers.

(5)               The Group’s proportionate customer base has been adjusted for Verizon Wireless’s proportionate ownership of its customer base across all its network interests of approximately 98.6% at 30 September 2004.  In the absence of acquired interests, this proportionate ownership will vary slightly from quarter to quarter depending on the underlying mix of net additions across each of these networks.

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

VENTURE VODAFONE LIVE! CUSTOMERS

	QUARTER TO 30 JUNE 2004			QUARTER TO 30 SEPTEMBER 2004
COUNTRY	AT 1 APR 2004 (‘000s)	NET ADDITIONS (‘000s)	AT 30 JUN 2004 (‘000s)	NET ADDITIONS (‘000s)	AT 30 SEP 2004 (‘000s)
Germany	2,358	623	2,981	589	3,570
Italy	1,024	262	1,286	357	1,643
Spain	625	387	1,012	484	1,496
UK	1,535	447	1,982	421	2,403
Other	1,300	453	1,753	616	2,369
Controlled Total	6,842	2,172	9,014	2,467	11,481

Vodafone Japan rebranded its J-Sky service to Vodafone live! on 1 October 2003.  The service has become more closely aligned with the Vodafone live! experience in other countries.  There were 13.0 million registered Vodafone live! venture customers in Japan at 30 September 2004 (30 June 2004: 13.0 million; 31 March 2004: 13.0 million) which have been excluded from the table above.

The table above only includes Vodafone live! venture customers in our controlled operations.  There were an additional 1.8 million registered Vodafone live! venture customers in our non-controlled associated undertakings at 30 September 2004 (30 June 2004: 1.3 million; 31 March 2004: 0.7 million).

CONTROLLED ACTIVE CUSTOMER INFORMATION AS AT 30 SEPTEMBER 2004

	CONTROLLED ACTIVE CUSTOMERS AS AT
COUNTRY	SEPTEMBER 2003 (%)	DECEMBER 2003 (%)	MARCH 2004 (%)	JUNE 2004 (%)	SEPTEMBER 2004 (%)
Germany	92	92	93	93	92
Italy	94	93	93	92	92
Japan	98	98	97	97	97
Spain	94	95	96	97	92
UK	91	91	91	91	91
Controlled Total	93	93	94	93	93

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

MONTHLY REGISTERED BLENDED ARPU FOR THE 15 MONTHS TO 30 SEPTEMBER 2004

Country		Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Germany	EUR	27.9	26.7	27.0	27.0	24.9	25.4	24.5	23.2	26.2	25.0	25.5	25.8	26.4	25.9	25.7
Italy	EUR	32.2	29.7	31.1	31.1	29.0	30.4	29.6	27.8	30.6	29.9	30.1	30.8	31.0	29.6	30.2
Japan	JPY	7,130	7,030	6,710	6,760	6,460	6,690	6,360	6,100	6,560	6,300	6,150	6,150	6,470	6,380	6,210
Spain	EUR	34.8	32.7	32.2	32.6	29.5	31.8	30.6	29.3	33.0	32.9	33.9	35.4	38.5	36.4	35.2
UK(1)	GBP	25.7	24.2	25.6	26.8	26.0	26.2	27.0	24.1	28.3	25.3	27.8	26.8	27.3	26.8	25.8

ARPU INFORMATION FOR THE 12 MONTH PERIOD TO 30 SEPTEMBER 2004

	ARPU
COUNTRY	CURRENCY	REGISTERED PREPAID	REGISTERED CONTRACT	REGISTERED TOTAL
UK & IRELAND
UK(1)	GBP	129	580	318
Ireland	EUR	366	1,170	596

NORTHERN EUROPE
Germany	EUR	125	485	305
Hungary	HUF	41,726	156,752	62,558
Netherlands	EUR	159	870	466
Sweden	SEK	836	5,749	4,091

SOUTHERN EUROPE
Italy	EUR	306	924	360
Albania	ABL	20,722	299,785	29,134
Greece	EUR	211	768	390
Malta	MTL	97	920	170
Portugal	EUR	192	687	336
Spain	EUR	177	680	400

ASIA PACIFIC
Japan	JPY	N/A	N/A	76,590
Australia	AUD	338	944	614
New Zealand	NZD	349	1,817	661

MIDDLE EAST AND AFRICA
Egypt	EGP	794	3,070	1,223

ARPU - HISTORY

		REGISTERED TOTAL ARPU FOR THE 12 MONTH PERIOD TO
COUNTRY	CURRENCY	SEPTEMBER 2003	DECEMBER 2003	MARCH 2004	JUNE 2004	SEPTEMBER 2004
Germany	EUR	312	311	310	309	305
Italy	EUR	355	359	361	362	360
Japan	JPY	84,818	82,917	80,695	78,365	76,590
Spain	EUR	368	369	377	389	400
UK(1)	GBP	297	303	309	314	318

(1)               During the period from 1 October 2002 to 31 March 2003, Vodafone UK operated under interim commercial terms with one of its service providers.  Final terms were agreed in April 2003.  Recognising revenue on a consistent basis during the interim period to the bases before and after this period would result in additional service revenue of £74 million.  For consistency and comparability purposes, this revenue has been included in the calculation of UK ARPU but have been excluded from Group turnover in accordance with UK GAAP.  The impact of the inclusion of these amounts has been to increase ARPU for the 12 months to September 2003 and December 2003 from £292 and £300 to £297 and £303 respectively.

VODAFONE GROUP PLC – MOBILE TELECOMMUNICATIONS BUSINESSES

NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUE

	12 MONTH PERIOD TO 30 SEPTEMBER 2004
COUNTRY	MESSAGING	DATA	TOTAL
Germany	15.3%	2.3%	17.6%

Italy	12.8%	1.3%	14.1%

Japan	7.5%	14.3%	21.8%

Spain	11.0%	1.4%	12.4%

UK	14.8%	2.5%	17.3%

Statutory Total	12.1%	4.4%	16.5%

Proportionate Total	10.2%	3.4%	13.6%

NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUE - HISTORY

	12 MONTH PERIOD TO
COUNTRY	SEPTEMBER 2003	DECEMBER 2003	MARCH 2004	JUNE 2004	SEPTEMBER 2004
Germany	17.0%	17.2%	17.4%	17.4%	17.6%

Italy	12.2%	12.7%	13.3%	13.5%	14.1%

Japan	21.3%	21.8%	21.9%	21.9%	21.8%

Spain	10.4%	11.0%	11.4%	11.8%	12.4%

UK	15.0%	15.5%	16.1%	16.6%	17.3%

Statutory Total	15.5%	15.9%	16.1%	16.3%	16.5%

Proportionate Total	12.2%	12.5%	13.0%	13.3%	13.6%

CUSTOMER CHURN

	TOTAL CUSTOMER CHURN FOR THE 12 MONTH PERIOD TO
COUNTRY	SEPTEMBER 2003	DECEMBER 2003	MARCH 2004	JUNE 2004	SEPTEMBER 2004
Germany	19.1%	19.3%	18.7%	18.1%	18.0%

Italy	17.2%	17.1%	16.7%	16.6%	16.5%

Japan	23.4%	23.0%	23.0%	23.1%	22.8%

Spain	23.8%	23.4%	23.6%	23.8%	23.6%

UK	29.3%	29.6%	29.6%	29.6%	29.5%

United States	23.2%	21.9%	20.5%	19.7%	18.7%

PROFORMA FINANCIAL INFORMATION

FOR THE SIX MONTHS TO 30 SEPTEMBER 2004

In October 2004, the Company announced a new organisational structure effective on 1 January 2005.  Pro forma results under the new reporting structure are as follows:

Turnover

	Six months ended 30 Sept 2004			Six months ended 30 Sept 2003			Year ended 31 March 2004
	Segment turnover	Inter- segment turnover	Net turnover	Segment turnover	Inter- segment turnover	Net turnover	Segment turnover	Inter- segment turnover	Net turnover
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Mobile telecommunications:
Germany	2,808	(25)	2,783	2,773	(19)	2,754	5,536	(42)	5,494
Italy	2,723	(24)	2,699	2,634	(22)	2,612	5,312	(36)	5,276
UK	2,563	(22)	2,541	2,167	(17)	2,150	4,782	(38)	4,744
Other EMEA – subsidiaries	4,189	(74)	4,115	3,790	(62)	3,728	7,627	(116)	7,511

- Spain	1,554			1,330			2,686
- Other	2,663			2,485			4,983
- Intra-segment turnover	(28)			(25)			(42)

Asia Pacific	4,227	(2)	4,225	4,464	(2)	4,462	8,896	(6)	8,890

- Japan	3,689			3,974			7,850
- Other	541			492			1,052
- Intra-segment turnover	(3)			(2)			(6)

	16,510	(147)	16,363	15,828	(122)	15,706	32,153	(238)	31,915

Other operations:
Germany	513	—	513	481	—	481	1,002	—	1,002
Asia Pacific	—	—	—	1,126	—	1,126	1,126	—	1,126
	513	—	513	1,607	—	1,607	2,128	—	2,128

Turnover between mobile and other operations			(80)			(414)			(484)
Group turnover			16,796			16,899			33,559

Total Group operating profit / (loss) before goodwill amortisation and exceptional items

	Six months to 30 September 2004 £m	Six months to 30 September 2003 £m	Year ended 31 March 2004 £m

Mobile telecommunications:
Germany	876	911	1,741
Italy	1,127	1,113	2,143
UK	491	549	1,098
Other EMEA – subsidiaries	1,095	1,023	1,908

Spain	397	384	703
Other	698	639	1,205

Other EMEA – affiliates	662	647	1,234
Asia Pacific	534	736	1,212

Japan	454	672	1,045
Other	80	64	167

Americas	885	705	1,393
	5,670	5,684	10,729

Other operations:
Germany	20	(45)	(58)
Other EMEA	(5)	4	(1)
Asia Pacific	—	79	79
	15	38	20

Group	5,685	5,722	10,749

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 17, 2004	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary